                                               Filed pursuant to rule 424(b)(4)
                                                     Registration No. 333-60049
PROSPECTUS
                               2,500,000 SHARES


                            [LOGO OF @HomeNetwork]
                              AT HOME CORPORATION
                             SERIES A COMMON STOCK

                               ---------------

  All of the 2,500,000 shares of Series A Common Stock offered hereby are being sold by At Home Corporation (the "Company" or "@Home"). The Company's Series A Common Stock is traded on the Nasdaq National Market under the symbol "ATHM." On August 12, 1998, the last reported sale price of the Series A Common Stock was $46 1/8 per share. See "Price Range of Common Stock." It is expected that Tele-Communications, Inc. ("TCI") will purchase 800,000 shares of the Series A Common Stock offered hereby.

  The Company has three series of common stock: Series A Common Stock, Series B Common Stock and Series K Common Stock (collectively, the "Common Stock"). The shares of Common Stock are substantially identical, except that (i) holders of Series A and Series K Common Stock are entitled to one vote per share, and holders of Series B Common Stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders, (ii) the holders of Series A Common Stock vote separately as a series to elect two directors who are not officers or employees of the Company and are not affiliates or associates of TCI, Comcast Corporation ("Comcast") or Cox Communications, Inc. ("Cox"), (iii) the holders of Series B Common Stock vote separately as a series to elect five directors, of which, pursuant to a Stockholders' Agreement, three are to be designated by TCI, one is to be designated by Comcast and one is to be designated by Cox, and (iv) the holders of Series K Common Stock vote separately as a series to elect one director. Each share of Series B and Series K Common Stock is convertible at the option of the holder into one Share of Series A Common Stock. Immediately following the completion of this offering, TCI will own all of the Series B Common Stock and will have approximately 72% of the combined voting power of the outstanding Common Stock (assuming no exercise of the over-allotment option granted to the Underwriters). Therefore, TCI will have the ability to control most significant matters requiring stockholder approval, including the election of a majority of the Company's directors, subject to certain supermajority approval rights held by Comcast and Cox. See "Principal Stockholders."

                               ---------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            PRICE TO          UNDERWRITING         PROCEEDS TO
                             PUBLIC           DISCOUNT (1)         COMPANY (2)
------------------------------------------------------------------------------
Per Share............        $46.125              $2.31              $43.815
------------------------------------------------------------------------------
Total(3).............     $115,312,500         $5,775,000         $109,537,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $550,000.
(3) The Company has granted the Underwriters an option, to purchase up to an additional 375,000 shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $132,609,375, $6,641,250 and $125,968,125, respectively. See "Underwriting."

                               ---------------

  The Shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or about August 18, 1998.

                               ---------------
         The activities of the Managers are being jointly coordinated.
MERRILL LYNCH & CO.                                  MORGAN STANLEY DEAN WITTER

                               ---------------
GOLDMAN, SACHS & CO.
                                BT ALEX. BROWN
                                                              HAMBRECHT & QUIST

                               ---------------
                The date of this Prospectus is August 12, 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 000-22697) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated into this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;
(iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998; and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on June 13, 1997 under
Section 12 of the Exchange Act.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document (all such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to At Home Corporation, 425 Broadway Street, Redwood City, California 94063, Attention: David G. Pine, Vice President, General Counsel and Secretary (telephone: (650) 569-5000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                               ----------------

  @Home, @Home Network, @Media, @Work and the @ball logo are trademarks of the Company and are registered in certain jurisdictions. @Work Remote, @Work Internet, DirectConnect, Replicate, M-Cast and KnowledgeAPI are service marks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SERIES A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SERIES A COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SERIES A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and consolidated financial statements incorporated by reference herein. Except where otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Investors should carefully consider the information set forth under the heading "Risk Factors." This Prospectus (including the documents incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Exchange Act. All forward-looking statements included in this Prospectus are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth herein and in the documents incorporated by reference herein.

                                  THE COMPANY

  At Home Corporation (the "Company" or "@Home") is the leading provider of broadband Internet services over the cable television infrastructure to consumers. By virtue of its relationships with 17 cable companies in North America and Europe, @Home has access to approximately 58.5 million homes, which includes exclusive access to over 50% of the households in the United States and Canada. @Home also provides broadband Internet services to businesses over both the cable television infrastructure and digital telecommunications lines.

  The Company's primary offering, the @Home service, allows residential subscribers to connect their personal computers via cable modems to a high-speed Internet backbone network developed and managed by the Company. This service enables subscribers to receive the "@Home Experience," which includes Internet service over hybrid fiber-coaxial ("HFC") cable at peak transmission speeds over 100 times faster than typical dial-up connections, "always on" connections and rich multimedia programming through its broadband Internet portal. The technology foundation of the @Home Experience is the Company's scalable, distributed, intelligent network architecture (the "@Home Broadband Network"), a "parallel Internet" that optimizes traffic routing, improves security and consistency of service, and facilitates end-to-end network management, enhancing the Company's ability to address performance bottlenecks before they affect the user experience.

  The Company's @Media group has established the @Home launch screen (the "@Home Portal") as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. To date, the @Home Experience has generated greater page views per subscriber than are reported by the leading narrowband Internet portal companies. The @Media group works with content providers to facilitate the creation of rich multimedia broadband content delivered through the @Home Portal and to facilitate online transactions and services for @Home subscribers. Multimedia content offerings include on-demand video clips from partners such as Bloomberg, CNN Interactive and the National Basketball Association, on-demand music and CD previews provided by the Company's Tune-In service and low-latency multiplayer gaming from SegaSoft. Electronic commerce partners include Amazon.com, the leading online bookseller, SoftwareNow.com, an online software distributor, and Travelocity, a leading online travel site. The @Media group also sells advertising on a cost per thousand impressions ("CPM") basis as well as on a sponsorship basis. The Company had over 30 advertisers in the quarter ended June 30, 1998, including Clorox, Disney, General Motors, Home Box Office, Kraft, MGM, Procter & Gamble, Standard & Poor's, Toyota and Unilever.

  For businesses, the Company's @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructure and digital telecommunications lines. In order to accelerate deployment of the @Work connectivity and hosting solutions into major U.S. metropolitan areas, the Company has established strategic relationships with Teleport Communications Group, Inc. ("TCG"), the country's largest competitive local exchange carrier ("CLEC"), Northpoint Communications, Inc. ("Northpoint"), a provider of digital subscriber line ("DSL") services to businesses, and Exodus Communications, Inc. ("Exodus"), a provider of Internet hosting and network management services. By combining the Company's broadband distributed network architecture with cable, telephone and technology relationships, the @Work services provide a compelling platform for nationwide delivery of network-based business applications. The Company has developed this platform at a low incremental cost by leveraging its existing @Home Broadband Network investment. The Company currently provides @Work services to more than 1,000 businesses.

  The Company has entered into distribution arrangements for the @Home service with 15 cable companies in North America whose cable systems pass approximately
57.1 million homes--TCI, Cablevision Systems Corp. ("Cablevision"), Comcast, Cox (together with TCI, Cablevision and Comcast, the "Principal U.S. Cable Partners"), Rogers Cablesystems Limited ("Rogers"), Shaw Cablesystems Ltd. ("Shaw"), Bresnan Communications Company ("Bresnan"), Century Communications Corp. ("Century"), Cogeco Cable, Inc. ("Cogeco"), Garden State Cable ("Garden State"), Insight Communications ("Insight"), Jones Intercable, Inc. ("Jones"), Lenfest Communications Inc. ("Lenfest"), Marcus Cable Operating Company, L.P. ("Marcus") and InterMedia Partners IV L.P. ("InterMedia") (collectively, the "Cable Partners"). As of June 30, 1998, approximately 7.9 million of these homes were passed by upgraded two-way HFC cable, and the Company believes that the Cable Partners will complete the upgrade of systems passing a majority of their homes within five years. In order to shorten time to market for cable operators, the Company provides a turnkey solution, which includes not only a technology platform and a national brand, but also ongoing marketing, customer service, billing and product development support. The Company has launched the @Home service through its Cable Partners in portions of 35 cities and communities in the United States and Canada and has approximately 147,000 subscribers, including recently acquired Internet subscribers served by Jones and Cogeco that are being converted to the @Home service.

  As part of its strategy to expand into international markets, the Company has entered into a joint venture agreement for the distribution of the @Home service by EDON Beheer B.V. ("Edon") and Palet Kabelcom in the Netherlands and has entered into an agreement in principle with ComTel Limited in the United Kingdom. The Company has also initiated a distribution program with leading consumer electronics retailers, including CompUSA and Computer City, to facilitate the sale of the @Home service and cable modems compliant with Data Over Cable Service Interface Specifications ("DOCSIS"). In addition, the Company is working with Cable Television Laboratories, Inc. ("CableLabs"), a research and development consortium of cable television system operators, to develop standards for advanced digital set-top boxes to provide broadband Internet access via television sets and to accelerate transformation of the Internet into a mass medium. TCI has entered into a non-binding memorandum of understanding with General Instrument Corporation ("General Instrument") for the purchase of up to 11 million advanced digital set-top boxes and has selected @Home to develop software and provide integration services for this platform.

                                 RECENT EVENTS

  On June 24, 1998, TCI and AT&T Corp. ("AT&T") announced that they had signed a definitive merger agreement pursuant to which AT&T will acquire TCI. AT&T has announced that it currently intends to combine following the merger TCI's cable, telecommunications and high-speed Internet businesses, including TCI's controlling equity interest in the Company, with AT&T's consumer businesses to form AT&T Consumer Services, which will provide a broad set of consumer communications services, including local, long distance, wireless and international communications, cable television and dial-up and high-speed Internet access services under the AT&T brand name. In announcing the merger, AT&T stated its intention to accelerate the upgrade of TCI's cable infrastructure significantly, enabling AT&T to begin providing digital telephony and data services to consumers by the end of 1999. AT&T and TCI anticipate that the merger, which is subject to regulatory and stockholder approvals, will be completed in the first half of 1999. In addition, in July 1998, AT&T acquired TCG.

  The Company believes that AT&T's acquisition of TCG and of TCI's cable, telecommunications and high-speed Internet businesses may benefit the Company by increasing the rate at which TCI's cable facilities will be upgraded to the two-way HFC cable necessary to carry the Company's services, by allowing the Company to utilize the strength of AT&T's brand in marketing the @Home service to consumers and by increasing the potential for cooperation between the Company and TCG. However, these benefits may not be realized. See "Risk Factors--AT&T Acquisition of TCI and TCG."

                                ---------------

  The Company was incorporated in Delaware in March 1995. The Company's executive offices are located at 425 Broadway Street, Redwood City, California 94063. Its telephone number at that location is (650) 569-5000.

                                  THE OFFERING

 Series A Common Stock offered by the Company........    2,500,000 shares
 Common Stock to be outstanding after this offering:
    Series A Common Stock............................   97,559,514 shares(1)
    Series B Common Stock............................   15,400,000 shares
    Series K Common Stock............................    8,438,830 shares
      Total..........................................  121,398,344 shares(1)
 Use of proceeds.....................................  For general corporate purposes, including
                                                       working capital and
                                                       capital expenditures,
                                                       including those
                                                       associated with domestic
                                                       and international
                                                       expansion and additional
                                                       backbone capacity. See
                                                       "Use of Proceeds."
 Nasdaq National Market symbol.......................  ATHM

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           PERIOD FROM
                          MARCH 28, 1995     YEAR ENDED        SIX MONTHS ENDED
                          (INCEPTION) TO    DECEMBER 31,           JUNE 30,
                           DECEMBER 31,  -------------------  -------------------
                               1995        1996      1997       1997      1998
                          -------------- --------  ---------  --------  ---------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................     $    --     $    676  $   7,437  $  1,830  $  14,993
Total costs and expenses
 before cost of
 distribution agreement.       2,886       25,703     56,941    24,977     39,832
Cost of distribution
 agreement..............          --           --    172,591        --     83,320
Net loss................      (2,756)     (24,513)  (219,062)  (22,804)  (106,146)
Basic and diluted net
 loss per share(2)......     $ (0.03)    $  (0.26) $   (2.12) $  (0.23) $   (0.95)
                             =======     ========  =========  ========  =========
Shares used in per share
 calculations(2)........      95,252       96,120    103,543    98,234    112,098
                             =======     ========  =========  ========  =========

                                                               JUNE 30, 1998
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(3)
                                                            -------- -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term cash investments....  $ 91,191  $200,179
Working capital...........................................    67,737   176,725
Total assets..............................................   149,136   258,124
Capital lease obligations, less current portion, and other
 long-term liabilities....................................    14,941    14,941
Stockholders' equity......................................   101,427   210,415

--------
(1) Based on the number of shares outstanding as of June 30, 1998. Excludes (i) 5,252,484 shares of Series A Common Stock then issuable upon the exercise of outstanding options with a weighted average exercise price of $20.81 per share, (ii) 6,439,349 shares of Series A Common Stock reserved for issuance under the Company's 1997 Equity Incentive Plan, (iii) 882,973 shares of Series A Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan and (iv) 23,489,036 shares of Series A Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.85 per share.
(2) Basic and diluted net loss per share for periods prior to 1998 give pro forma effect to the conversion, in connection with the Company's initial public offering in July 1997, of all outstanding shares of Convertible Preferred Stock into shares of Common Stock.
(3) Reflects the sale of the 2,500,000 Shares of Series A Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds."

                                 RISK FACTORS

  In evaluating the Company's business, prospective investors should carefully consider the following risk factors in addition to the other information set forth herein or incorporated herein by reference.

UNPROVEN BUSINESS; NO ASSURANCE OF PROFITABILITY

  The Company was incorporated in March 1995, commenced operations in August 1995, and has incurred net losses from operations in each fiscal period since its inception. As of June 30, 1998, the Company had an accumulated deficit of $93.6 million (before the $172.6 million and $83.3 million charges recorded in the fourth quarter of 1997 and first quarter of 1998, respectively, in connection with certain warrants granted to Cablevision and Shaw in connection with their distribution agreements), and an accumulated deficit of $349.5 million, including the charges relating to these agreements. In addition, the Company currently intends to increase its capital expenditures and operating expenses in order to expand its network to support additional expected subscribers in existing and future markets, to support the continued roll-out of its @Work services and to market and provide the Company's services to a growing number of potential subscribers. As a result, the Company expects to incur additional substantial operating and net losses for the foreseeable future. The profit potential of the Company's business model is unproven. The @Home service was only available in portions of 35 geographic markets as of June 30, 1998 and may not achieve broad consumer or commercial acceptance, and the Company's @Work services have only recently been launched. Although approximately 1,200 organizations have agreed to utilize @Work services as of June 30, 1998, @Work services may not achieve broad commercial acceptance and the current rate of deployment for @Work services may not be sustained. The Company has difficulty predicting whether the pricing models for its Internet services will prove to be viable, whether demand for its Internet services will materialize at the prices it expects its Cable Partners to charge (for the @Home service) or the prices it or the Cable Partners charge (for @Work services), or whether current or future pricing levels will be sustainable. If such pricing levels are not achieved or sustained or if the Company's services do not achieve or sustain broad market acceptance, the Company's business, operating results and financial condition will be materially adversely affected. There can be no assurance that the Company will ever achieve favorable operating results or profitability.

SUBSCRIBER GROWTH RISKS FOR THE @HOME SERVICE

  As of June 30, 1998, the Company had approximately 147,000 subscribers to its @Home service, including recently acquired Internet subscribers served by Jones and Cogeco that are being converted to the @Home service. The Company's ability to increase the number of subscribers to the @Home service to achieve its business plans and generate future revenues will be dependent on a number of factors, many of which are beyond the Company's control. These factors include, among others: (i) the rate at which the Company's current and future Cable Partners upgrade their cable infrastructures; (ii) the ability of the Company and its Cable Partners to coordinate timely and effective marketing campaigns with the availability of such upgrades; (iii) the success of the Cable Partners in marketing the @Home service to subscribers in their local cable areas; (iv) the prices that the Cable Partners set for the @Home service and its installation; (v) the speed at which the Cable Partners can complete the installations required to initiate service for new subscribers; (vi) the quality of customer and technical support provided by the Company and its Cable Partners; and (vii) the quality of content on the @Home service. The Company believes subscriber growth has been constrained, and will continue to be constrained, by the cost and the amount of time required to install the @Home service for each residential consumer. In addition, most of the Company's Cable Partners are not obligated to upgrade their cable infrastructures or market the @Home service. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the @Home service. Because of the foregoing factors, among others, the Company's actual revenues or the rate at which it will add new subscribers may differ from its forecasts. The Company may not be able to increase its subscriber base in accordance with its internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased during the first two quarters of 1998 should not be taken as indicative of the rate at which subscribers may be expected to increase in the future. In particular, while the Company has recently forecast that its number of subscribers could grow to over 300,000 by the end of 1998 from approximately 147,000 subscribers at June 30, 1998, the Company may not achieve this level of subscriber growth, particularly given the risks set forth herein.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results attributable to its @Home service include: (i) the timing of the Company's Cable Partners' upgrades of their cable infrastructures and roll-outs of the @Home service; (ii) the rate at which customers subscribe to the Company's Internet services and the prices subscribers pay for such services;
(iii) subscriber churn rates; (iv) changes in the revenue splits between the Company and its Cable Partners; (v) the demand for Internet advertising and electronic commerce; (vi) the effectiveness of the Cable Partners' marketing and other operations; and (vii) potential competition with Cable Partners for advertising revenue. Quarterly operating results attributable to the Company's @Work services are dependent on: (i) the demand for, and level of acceptance of, the Company's corporate Internet, intranet and extranet connectivity and telecommuting solutions; (ii) the introduction of, demand for, and level of acceptance of, the Company's value-added business applications; (iii) in part, the timing of the Cable Partners' upgrades of their cable infrastructures;
(iv) the effectiveness of the Cable Partners' marketing and other operations;
(v) competitive pressures, including pricing pressure and the availability of competing technologies, in the market for business Internet services; and (vi) the creditworthiness of the Company's @Work customers. In addition, the Company's quarterly operating results have been and may continue to be adversely affected by significant charges associated with warrants issued to current and potential Cable Partners in connection with distribution agreements. The Company's quarterly sales and operating results are difficult to forecast even in the short term. A significant portion of the Company's expenses are fixed in advance based in large part on future revenue forecasts. If revenue is below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Moreover, the Company's Cable Partners have complete discretion regarding the pricing of the @Home service in their territories, which could further impact the Company's ability to generate sufficient revenue. A shortfall in actual as compared to estimated revenue could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON CABLE PARTNERS TO UPGRADE TO TWO-WAY CABLE INFRASTRUCTURE NECESSARY TO SUPPORT THE @HOME SERVICE; UNCERTAIN AVAILABILITY AND TIMING OF UPGRADES

  Transmission of the @Home service and certain @Work services over cable is dependent on the availability of high-speed two-way HFC cable infrastructure. However, only a small portion of existing cable plant in the United States and in certain international markets has been upgraded to HFC cable, and even less is capable of high-speed two-way transmission. The Company's Cable Partners have announced and begun to implement major infrastructure investments in order to deploy two-way HFC cable. However, cable system operators have limited experience with these upgrades, and these investments have placed a significant strain on the financial, managerial, operating and other resources of the Cable Partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and the Company expects will continue to be, subject to change, delay or cancellation. Although the Company's commercial success depends on the successful and timely completion of these infrastructure upgrades, most of the Cable Partners are under no obligation to the Company to upgrade systems or to roll out, market or promote the Company's services. In addition, most of the Cable Partners are not contractually required to achieve any specific roll-out schedule. The failure of the Cable Partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent the Company from delivering high-performance Internet services and would have a material adverse effect on the Company's business, operating results and financial condition.

NO OBLIGATION OF PRINCIPAL U.S. CABLE PARTNERS TO CARRY THE COMPANY'S SERVICES; LIMITATIONS ON THEIR EXCLUSIVITY

  Although the Company's Principal U.S. Cable Partners are subject to certain exclusivity obligations that prohibit them from obtaining high-speed (greater than 128 Kbps) residential consumer Internet services from any source other than the Company (the "Exclusivity Obligations"), such Principal U.S. Cable Partners are under no affirmative obligation to carry any of the Company's services. Such Exclusivity Obligations of the Principal

U.S. Cable Partners expire on June 4, 2002, and may be terminated sooner under certain circumstances. The Principal U.S. Cable Partners' Exclusivity Obligations are limited to high-speed residential Internet services and do not extend to various "Excluded Services" which the Company's Principal U.S. Cable Partners may offer without the Company and which the Company may not offer over a Principal U.S. Cable Partner's cable plant (even if part of a service is integrated within the @Home service) without the consent of such Cable Partner. "Excluded Services" include: (i) the provision of telephony services;
(ii) the provision of services that are primarily work-related (such as @Work services); (iii) the provision of Internet services that do not use the Principal U.S. Cable Partners' cable television infrastructures; (iv) the provision of any local Internet service that does not require use of an Internet backbone outside a single metropolitan area; (v) the provision of services that are utilized primarily to connect students to schools, colleges or universities; (vi) the provision of Internet telephony, Internet video telephony or Internet video conferencing; (vii) the provision of certain limited Internet services primarily intended for display on a television such as some types of Internet-based digital set-top services; (viii) the provision of certain Internet services that are primarily downstream services where the user cannot send upstream commands in real-time; (ix) the provision of streaming video services that include video segments longer than ten minutes in duration; and (x) limited testing, trials and similar activities with respect to businesses subject to the Exclusivity Obligations of less than six months. By engaging in the Excluded Services, the Principal U.S. Cable Partners can compete, directly or indirectly, with the activities of the Company, including the Company's @Work services.

CONTROL BY TCI

  TCI controlled approximately 72% of the voting power of the Company as of June 30, 1998. Therefore, TCI has the ability to control most significant matters requiring stockholder approval, including the election of a majority of the Company's directors, subject to certain supermajority approval rights held by Comcast and Cox. In addition, the Company's Board of Directors is controlled by TCI, subject to certain veto rights held by Comcast and Cox. Therefore, TCI, Comcast and Cox have the power, subject to directors' fiduciary duties, to change the terms of distribution for the Company's Internet services to be more favorable for the Company's Principal U.S. Cable Partners and less favorable for the Company. See the Company's quarterly report on Form 10-Q filed on July 28, 1998 and the exhibits to the Registration Statement of which this Prospectus forms a part for additional information on the rights of TCI and other Principal U.S. Cable Partners.

AT&T ACQUISITION OF TCI AND TCG

  On June 24, 1998, TCI and AT&T announced that they had signed a definitive merger agreement pursuant to which AT&T will acquire TCI. Following the acquisition of TCI by AT&T and therefore of TCI's equity interest in the Company, AT&T will have the power to exercise control over the Company as described above. AT&T and TCI anticipate that the merger, which is subject to regulatory and stockholder approvals, will be completed in the first half of 1999. In addition, in July 1998, AT&T acquired TCG. While the Company believes that AT&T's acquisition of TCI and TCG may benefit the Company by increasing the rate at which TCI's cable facilities will be upgraded to the two-way HFC cable necessary to carry the Company's services, by allowing the Company to utilize AT&T's brand in marketing the @Home service to consumers and by increasing the potential for cooperation between the Company and TCG, these benefits may not be realized and the TCI acquisition may not be completed. Moreover, the Master Distribution Agreement Term Sheet under which the Company's Principal U.S. Cable Partners have agreed to the Exclusivity Obligations provides that upon a change of control of TCI, either Cox or Comcast may terminate the Exclusivity Obligations as to all Principal U.S. Cable Partners. For this purpose, a "change of control" of TCI is defined to occur at such time as (i) any person (or group of persons acting in concert), other than Bob Magness or John Malone or their descendants or any stockholder that was a member of the controlling group of stockholders of TCI as of June 4, 1996, owns stock representing more than 50% of the voting power of TCI and
(ii) as a result of acquiring such ownership, at any time prior to the first anniversary of acquiring such ownership (the "Acquisition Date"), the directors who were members of the Board of Directors of TCI as of the Acquisition Date, plus any additional directors not designated by the acquiring person who are approved by a majority of the directors who were directors on the Acquisition

Date, no longer constitute a majority of the entire board of directors of TCI. If AT&T completes its proposed acquisition, it will acquire a majority of the voting power of TCI and will therefore have the power to preserve the Exclusivity Obligations. However, if AT&T chooses not to retain a sufficient number of the directors of TCI who were in office prior to the completion of the merger for at least one year after the Acquisition Date, either Cox or Comcast would have the right to terminate the exclusivity provisions applicable to the Principal U.S. Cable Partners, which could have a material adverse effect on the Company's business, operating results and financial condition.

LIMITATIONS ON THE COMPANY'S ABILITY TO PROVIDE CERTAIN EXCLUDED SERVICES

  The Company has agreed with its Principal U.S. Cable Partners (i) not to directly or indirectly offer, provide, distribute, advertise, promote or market (or carry or otherwise distribute advertising or promotions with respect to) any streaming video transmissions that include video segments longer than ten minutes in duration or any other Excluded Service to residences in the Exclusive Territory (as defined below) of a Principal U.S. Cable Partner without its prior written consent even if such Excluded Service has been integrated with the @Home service in other areas and (ii) not to offer or provide Internet services other than through the cable infrastructure at data transmission speeds greater than 128 Kbps to residences in any geographic area served by the cable systems of those Principal U.S. Cable Partners that remain in compliance with their exclusivity provisions (the "Exclusive Territory") until June 4, 2002 (the date upon which the Principal U.S. Cable Partners may terminate their Exclusivity Obligations, unless sooner terminated) or, with respect to those Principal U.S. Cable Partners which elect to continue their Exclusivity Obligations after such date, such date as such Principal U.S. Cable Partner ceases to comply with its Exclusivity Obligations. No assurance can be given that the Company will have access to the cable infrastructures of its Principal U.S. Cable Partners for Excluded Services, and the Company must negotiate a separate agreement with each of the Principal U.S. Cable Partners for each portion of such services that the Company seeks to provide over their cable infrastructures. Any such failure to obtain access, or competition from the Company's Principal U.S. Cable Partners in providing Excluded Services, could have a material adverse effect on the Company's business, operating results and financial condition.

POTENTIAL DISPOSITION OF CABLE SYSTEMS BY PRINCIPAL U.S. CABLE PARTNERS

  The Company's agreements with its Principal U.S. Cable Partners do not require that they maintain a specified number of cable systems, subscribers or homes passed in order to maintain their control over and equity ownership of the Company. Therefore, these Principal U.S. Cable Partners may dispose of a significant amount of their cable systems without requiring that such cable systems remain subject to any exclusivity provisions. However, to the extent that any Principal U.S. Cable Partner disposes of more than 20% of the number of homes passed in its service areas as of June 4, 1996 (subject to certain exceptions) without causing such transferred homes to remain exclusive to @Home, then such Principal U.S. Cable Partner may be required to sell a proportionate amount of its equity interest in the Company to the other Principal U.S. Cable Partners at the fair market value thereof. TCI has completed the transfer or sale of certain cable systems and has announced the proposed sale or transfer of additional cable systems and is considering various plans and proposals that may result in the disposition of other of its cable systems. Although TCI has informed the Company that it is attempting to cause certain of such transferred systems to remain subject to the Exclusivity Obligations, there can be no assurance that these efforts will be successful. Such dispositions may have an adverse effect upon the business, operating results and financial condition of the Company if the transferred homes do not remain exclusive to the Company.

UNPROVEN NETWORK SCALABILITY, SPEED AND SECURITY

  Due to the limited deployment of the Company's services, the ability of the @Home Broadband Network to connect and manage a substantial number of online subscribers at high transmission speeds is as yet unknown, and the Company faces risks related to the @Home Broadband Network's ability to be scaled up to its expected subscriber levels while maintaining superior performance. The @Home Broadband Network may be unable to achieve or maintain a high speed of data transmission, especially as the number of the Company's subscribers grows. The Company's failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for its services and have a material adverse effect on its business, operating results and financial condition. In addition, while the Company has taken steps to prevent users from sharing files via the @Home service and to protect against "email spamming," public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of the Company's network, may inhibit the acceptance of the Company's Internet services.

MANAGEMENT OF EXPANDED OPERATIONS; DEPENDENCE ON KEY PERSONNEL

  The Company may not be able to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on the Company's managerial, operating, financial and other resources. From time to time, the Company and its Cable Partners have had difficulty managing network operations and expansion of backbone capacity and providing adequate customer service or efficient provisioning of new subscribers. A prolonged failure to perform these functions successfully would have a material adverse effect on subscriber growth and retention and would materially adversely affect the Company's business, operating results and financial condition. The Company is highly dependent upon the efforts of its senior management team, and the Company's future performance will depend, in part, upon the ability of senior management to manage growth effectively, which will require the Company: (i) to implement additional management information systems capabilities; (ii) to develop further its operating, administrative, financial and accounting systems and controls; (iii) to maintain close coordination among engineering, accounting, finance, marketing, sales and operations; and (iv) to hire and train additional technical and marketing personnel. There is intense competition for senior management, technical and marketing personnel in the areas of the Company's activities. The loss of the services of any of the Company's senior management team or the failure to attract and retain additional key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company maintains no key-person life insurance.

DEPENDENCE ON TWO-WAY CABLE MODEMS; NEW INDUSTRY STANDARD

  Each of the Company's subscribers currently must obtain a cable modem from a Cable Partner to access the @Home service. The North American cable industry has recently adopted a set of interface specifications known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing interoperable cable modems. The Company believes that these specifications, together with its development agreement with Intel Corporation ("Intel") relating to "plug and play" DOCSIS modems, will facilitate the growth of the cable modem industry and the availability of lower cost, interoperable cable modems through retail channels. However, certain of the Company's Cable Partners have chosen to slow the deployment of the @Home service until the commercial availability of DOCSIS-compliant cable modems. The Company's subscriber growth could be constrained and the Company's business, operating results and financial condition could be materially adversely affected to the extent the Cable Partners choose to slow the deployment of the @Home service further, as a result of the timing of commercial availability of DOCSIS-compliant cable modems or otherwise. Cable modems that are DOCSIS-compliant are not currently expected to be generally commercially available before the fourth quarter of 1998 or to be available in significant quantities until 1999. Although multiple vendors are expected to supply DOCSIS-compliant cable modems and their constituent components, any Cable Partner's reliance on a single provider of such modems or components could cause that Cable Partner to be unable to generate expected subscriber growth for the @Home service in the event such supplier does not provide the Cable Partner with a sufficient quantity of DOCSIS-complaint modems to meet the Cable Partner's requirements.

COMPETITION

  The markets for consumer and business Internet services and online content are extremely competitive, and the Company expects that competition will intensify in the future. The Company's most direct competitors in these markets are unaffiliated cable companies, national long-distance carriers, local exchange carriers, Internet service providers ("ISPs"), online service providers ("OSPs") and Internet content aggregators.

  The Company's competitors in the cable-based services market are those companies that have developed their own cable-based services and market those services to unaffiliated cable system operators that are planning to deploy data services. In particular, Time Warner Inc. ("Time Warner") and MediaOne Group ("MediaOne") have deployed high-speed Internet access services over their existing local HFC cable networks through their cable-based Internet service, Road Runner, which features a variety of proprietary content from Time Warner Publications. Time Warner's substantial libraries of multimedia content could provide Road Runner with a significant competitive advantage. In June 1998, Microsoft Corporation ("Microsoft") and Compaq Computer Corporation ("Compaq") each invested $212.5 million in Road Runner and announced that Microsoft will provide software for the Road Runner service and that Compaq will produce cable-ready personal computers to be used with the service. Time Warner and MediaOne plan to market the Road Runner service through their own cable systems as well as to other cable system operators nationwide. Although the Company does not presently compete with the Road Runner services for subscribers because their services are offered over different cable systems than those that carry the @Home service, the Company does compete with the Road Runner service in seeking to establish distribution arrangements with cable system operators. Furthermore, at such time as the Company's existing Cable Partners cease to be subject to the Exclusivity Obligations, the Company may compete with Road Runner and potentially other Internet service providers for distribution over the cable systems of the Company's Cable Partners. In addition, other cable system operators, including Adelphia Communications Corporation and Bell South Corporation, have launched their own cable-based Internet services that could compete with the Company's services.

  Long distance inter-exchange carriers, such as AT&T, MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint") and WorldCom, Inc. ("WorldCom"), have deployed large-scale Internet access networks and sell connectivity to business and residential customers. The regional Bell operating companies ("RBOCs") and other local exchange carriers have also entered this field and are providing price competitive services. Many such carriers are offering diversified packages of telecommunications services, including Internet access, to residential customers and could bundle such services together, which could put the Company at a competitive disadvantage. Many of these competitors are offering (or may soon offer) technologies that will compete with some or all of the Company's high-speed data service offerings. Such technologies include Integrated Services Digital Network ("ISDN") and Asymmetric Digital Subscriber Line ("ADSL"). In January 1998, Compaq, Intel and Microsoft, other technology companies and numerous telecommunications providers announced an initiative to develop a simplified version of ADSL, referred to as "ADSL Lite," which reduces the complexity and expense of installing Internet services based on ADSL. While commercial tests of this simplified version of ADSL are not expected until the end of 1998, this initiative may accelerate the deployment of ADSL services. Widespread commercial acceptance of ADSL technologies could significantly reduce the potential subscriber base for the Company's Internet services, which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company could also face substantial competition from its strategic partners. In February 1997, TCG acquired CERFnet Services, Inc. ("CERFnet"), an Internet service provider for business customers that competes with the Company's @Work service. The Company's @Work business depends to a significant extent on its agreement with TCG for local access telecommunications services. If TCG ceases to cooperate with the Company, there could be an adverse effect on the Company's @Work business. In July 1998, AT&T acquired TCG and in June 1998, AT&T announced an agreement to acquire TCI, including TCI's controlling interest in the Company. AT&T also operates a consumer Internet service known as AT&T WorldNet. Now that it owns TCG, and if it completes its acquisition of TCI, AT&T could take actions that benefit CERFnet, WorldNet or other services of AT&T to the detriment of the Company. Moreover, as discussed above, AT&T's acquisition of TCI could result in termination of the Exclusivity Obligations of the Company's Principal U.S. Cable Partners. Any of these actions could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company also competes to some extent with Internet service providers which provide basic Internet access to residential consumers and businesses, generally using existing telephone network infrastructures. While not offering the advantages of broadband access, these services are widely available and inexpensive. Barriers to entry are low, resulting in a highly competitive and fragmented market. In addition, the Company competes with online service providers such as America Online, Inc. ("America Online") that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer videoconferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enables the provision of data services to the large group of consumers who have personal computers with modems. In addition, OSPs provide basic Internet connectivity, ease of use and consistency of environment. In addition to developing their own content or supporting proprietary third-party content developers, online services often establish relationships with traditional broadcast and print media outlets to bundle their content into the service. Finally, the Company competes with content aggregators and Internet portals that seek to capture audience flow by providing ease-of-use and offering content that appeals to a broad audience. Leading companies in this area include America Online, Yahoo! Inc. and Excite, Inc. In this market, competition occurs in acquiring both content providers and subscribers. The principal bases of competition in attracting content providers include quality of demographics, audience size, cost-effectiveness of the medium and ability to create differentiated experiences using aggregator tools. The principal bases of competition in attracting subscribers include richness and variety of content and ease of access to the desired content. Many OSPs, such as America Online, have the advantage of large customer bases, industry experience, many content partnerships and significant resources.

  Many of the Company's competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than the Company. The Company may not be able to compete successfully against current or future competitors, and competitive pressures faced by the Company could materially adversely affect the Company's business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, the Company and its Cable Partners may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

RISKS ASSOCIATED WITH JOINT DEVELOPMENT EFFORT

  The Company recently entered into a Memorandum of Understanding with TCI's National Digital Television Center ("NDTC") to develop software and provide integration services for TCI's next generation advanced digital set-top devices. Such arrangement is subject to negotiation of a definitive agreement and other conditions, and there can be no assurance that such transactions will be consummated. Although the Company believes this relationship could enable the Company to expand its product line and market the @Home service to a broader audience of consumers who do not regularly use a personal computer, the Memorandum of Understanding does not require that TCI deploy the @Home service on such set-top devices, and the Company cannot predict when such set-top devices will become commercially available. In addition to the technological, financial and infrastructure challenges TCI faces in deploying the new set-top devices, the success of this development effort is subject to:
(i) the technological and operational challenges of providing and supporting email and other Internet services to set-top device users; (ii) competition from alternative Internet service providers and deployment technologies; and
(iii) the degree to which consumers desire Internet services, including email, on their televisions.

RISK OF SYSTEM FAILURE

  The Company's operations are dependent upon its ability to support its highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at the Company's Network Operations Center ("NOC") or at a number of the Company's regional data centers ("RDCs") could cause interruptions in the services provided by the Company. Additionally, failure of the Company's Cable Partners or companies from which the Company obtains data transport services to provide the data communications capacity required by the Company, as a result of natural disaster, operational disruption or any other reason, could cause interruptions in the services provided by the Company. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS OF TECHNOLOGICAL CHANGE

  The markets for consumer and business Internet access services and online content are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution will require that the Company continually improve the performance, features and reliability of its network, Internet content and consumer and business services, particularly in response to competitive offerings. The Company may not be successful in responding quickly, cost effectively and sufficiently to these developments. There may be a time-limited market opportunity for the Company's cable-based consumer and business Internet services, and the Company may not be successful in achieving widespread acceptance of its services before competitors offer products and services with speed and performance similar to the Company's current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require substantial expenditures by the Company to modify or adapt its network, products and services and could fundamentally affect the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, new Internet or telecommuting services or enhancements offered by the Company may contain design flaws or other defects that could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A key component of the Company's strategy is expansion into international markets. To date, the Company has developed relationships only with United States, Canadian and Dutch cable system operators and has only recently entered into agreements in principle with a cable system operator in the United Kingdom. The Company has extremely limited experience in developing localized versions of its products and services and in developing relationships with international cable system operators. The Company may not be successful in expanding its product and service offerings into foreign markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international level, such as: (i) regulatory requirements (including the regulation of Internet access); (ii) legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions; (iii) export and import restrictions; (iv) tariffs and other trade barriers; (v) difficulties in staffing and managing foreign operations; (vi) longer payment cycles; (vii) problems in collecting accounts receivable; (viii) political instability; (ix) fluctuations in currency exchange rates; (x) seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and (xi) potentially adverse tax consequences, which could adversely affect the success of the Company's future international operations. One or more of such factors could have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, operating results and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  Although the Company's services are not directly subject to current regulations of the Federal Communication Commission (the "FCC") or any other federal or state communications regulatory agency, changes in the regulatory environment relating to the Internet connectivity market, including regulatory changes that, directly or indirectly, affect telecommunications costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from the regional Bell operating companies ("RBOCs") or other telecommunications companies, could affect the Company's pricing and/or ability to market its services successfully. For example, regulation of cable television rates may affect the speed at which cable operators that have agreed or will agree in the future to provide the @Home service will be able to upgrade their cable systems as necessary to carry the Company's services. Similarly, enactment of proposed privacy legislation currently pending in Congress, which would restrict the use of subscriber information by interactive computer services for marketing and other purposes, could adversely affect the marketing of the Company's services as well as its revenue from advertising.

  The Cable Partners in the United States have advised the Company that their local cable operators typically have elected to classify the provision of all or some of the @Home services as "additional cable services" under their respective local franchise agreements, and to pay franchise fees in accordance therewith. Local franchise authorities may attempt to subject cable systems to higher or other franchise fees or taxes or otherwise seek to require cable operators to obtain additional franchises, in connection with their distribution of the @Home service. There are thousands of franchise authorities, and thus it will be difficult or impossible for the Company or such cable operators to operate under a unified set of franchise requirements. Legislation has been introduced in Congress that if enacted would impose a moratorium limiting the ability of state and local governments to impose taxes on Internet services pending the formulation and submission to Congress by the President of recommendations concerning appropriate parameters for state and local taxation of such services. However, state and local authorities have expressed strong opposition to such legislation, and there remains the possibility that the @Home services may be subject to potentially burdensome taxes or other assessments in a multitude of state and local jurisdictions.

  It is also possible that governmental authorities may attempt to classify the Company in some other manner (e.g., as a common carrier-type service or information service) and impose additional potentially burdensome regulatory requirements on the Company, the Cable Partners or other cable operators carrying the Company's services. In the event that the FCC or another governmental agency were to classify the cable system operators as "common carriers" of Internet services, or cable system operators were to seek such classification as a means of protecting themselves against liabilities, the Company's rights as the exclusive residential high-speed ISP over the systems of certain of its Cable Partners could be lost. In addition, if the Company or its Cable Partners in the United States were classified as common carriers, they could be subject to government-regulated tariff schedules for the amounts they could charge for their services. Rogers and Shaw have informed the Company that, due to certain Canadian regulations, they are required to provide access to their respective networks to third-party ISPs. Although no third party currently uses Rogers' or Shaw's networks for purposes of offering Internet services, these Canadian regulations preclude the Company from having an exclusive contractual right to access to these networks.

  In addition, the FCC is currently considering requests by Bell Atlantic Corporation, Ameritech Corporation, U S WEST and Pacific Bell for relief pursuant to section 706 of the 1996 Telecommunications Act ("1996 Act") from various restrictions and regulatory requirements that, according to these companies, inhibit their provision of Internet services. These petitions seek authority to provide high-speed, packet-switched data services, including Internet access and related services, without regard to Local Access and Transport Area ("LATA") boundaries and free from otherwise applicable access, unbundling and resale obligations and certain other regulatory requirements. The FCC also is considering a separate request to provide all incumbent local exchange carriers ("ILECs") with significant relief from existing access, unbundling, pricing, and cost recovery rules and policies, in order to encourage the deployment and operations by the ILECs of high-capacity, packet-switched networks and other advanced telecommunications facilities and related services, including Internet access services. Section 706 of the 1996 Act also directs the FCC to initiate, no later than August 8, 1998, an inquiry into the deployment of advanced telecommunications capability and to take immediate action to accelerate such deployment if necessary. The FCC may use the occasion of this inquiry to examine the feasibility and lawfulness of common carrier regulation for cable systems, to provide some measure of the regulatory relief for high speed data services requested by the RBOCs and ILECs, or both.

POTENTIAL LIABILITY FOR DEFAMATORY OR INDECENT CONTENT

  The law relating to the liability of ISPs and OSPs for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against ISPs and OSPs under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon ISPs and OSPs are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon ISPs or OSPs of potential liability for information carried on or disseminated through their systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources, or to discontinue certain service or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, certain foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's business, operating results and financial condition.

DILUTION FROM CERTAIN TRANSACTIONS

  As a result of a transaction effective October 2, 1997, whereby Cablevision became a party to the agreement between the Company and TCI, Comcast and Cox to distribute the @Home service on substantially the same terms and conditions as TCI, Comcast and Cox, Cablevision was granted warrants to purchase up to 10,946,936 shares of the Company's Series A Common Stock at an exercise price of $0.50 per share under certain conditions (the "Cablevision Agreement"). A portion of the warrants issued to Cablevision (the "Contingent Warrants") do not become exercisable unless certain cable systems are transferred by TCI to Cablevision. To the extent that Cablevision exercises its warrants, the Company's stockholders will experience substantial dilution. The Company recorded a non-cash charge in the fourth quarter of 1997 of $172.6 million, which represents the cost of the Cablevision Agreement, based on the fair value of the warrants that were not Contingent Warrants. Additional charges to operations of approximately $83.3 million were recorded in the first quarter of 1998 in connection with a portion of the Contingent Warrants becoming exercisable as a result of the transfer of certain cable systems owned by TCI to Cablevision on March 4, 1998. Additional charges to operations may be recorded in connection with the remaining Contingent Warrants to purchase 715,638 shares of Series A Common Stock becoming exercisable if and when certain other cable systems owned by TCI are transferred to Cablevision. In addition, in March 1998, the Company issued performance-based warrants to Rogers and Shaw to purchase up to 5,000,000 shares of Series A Common Stock at an exercise price of $10.50 per share. These warrants will become exercisable when, as and if Rogers and Shaw meet certain performance milestones for homes passed, subscribers and revenue. The Company has also issued warrants to purchase an aggregate of 5,272,100 shares of Series A Common Stock at an exercise price of $10.50 per share to certain new Cable Partners in connection with distribution agreements entered into in the second quarter of 1998. These warrants will become exercisable based on the number of homes that those Cable Partners upgrade to two-way or, for certain homes, one-way HFC cable and that are capable of accessing the @Home service. To the extent that such Cable Partners exercise their warrants, the Company's stockholders would experience additional dilution. The Company also may issue additional stock, or warrants to purchase the same, at less than fair market value in connection with its efforts to expand its distribution of the @Home service to other cable operators.

POSSIBLE VOLATILITY OF STOCK PRICE

  The stock market has from time to time experienced significant price and volume fluctuations. In addition, the market price of the shares of the Company's Series A Common Stock, similar to the market prices of other Internet companies, has been and is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, regulatory actions, market rumors, acquisitions in the telecommunications or cable industries and general market conditions may have a significant effect on the market price of the Company's Series A Common Stock.

YEAR 2000 RISKS

  The Company continues to review its internal management information systems as well as third parties' systems in order to assess the possible impact of year 2000 issues on its business. The Company expects the result of this review and assessment will enable it to develop plans for any necessary changes, including the testing and implementation of these changes, and to make estimates of the likely time and costs of any required changes. To the extent that such modifications need to be made, the Company will endeavor to make them on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results, due to its relatively short operating history and small number of installed computer systems.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Series A Common Stock offered by the Company hereby are approximately $109.0 million (approximately $125.4 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes, including working capital and capital expenditures, including those associated with domestic and international expansion and additional backbone capacity. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no current plans, agreements or commitments with respect to any such acquisition or investment, and the Company is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

                     PRICE RANGE OF SERIES A COMMON STOCK

  The Company's Series A Common Stock has been traded on the Nasdaq National Market under the symbol "ATHM" since July 11, 1997, the date of the Company's initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for the Series A Common Stock as reported by the Nasdaq National Market:

                                                                 HIGH      LOW
                                                               --------- -------
FISCAL YEAR ENDED DECEMBER 31, 1997:
  Third Quarter (from July 11, 1997).......................... $25 1/2   $16 5/8
  Fourth Quarter..............................................  30 5/8    18
FISCAL YEAR ENDING DECEMBER 31, 1998:
  First Quarter............................................... $38 1/8   $20 1/2
  Second Quarter..............................................  57 1/4    29 3/4
  Third Quarter (through August 12, 1998).....................  54 15/16  39 1/2

  On August 12, 1998, the last reported sale price for the Series A Common Stock on the Nasdaq National Market was $46 1/8 per share. As of August 12, 1998, the Company estimates that there were approximately 650 holders of record of the Series A Common Stock.

                                   BUSINESS

  At Home Corporation is the leading provider of broadband Internet services over the cable television infrastructure to consumers. By virtue of its relationships with 17 cable companies in North America and Europe, @Home has access to approximately 58.5 million homes, which includes exclusive access to over 50% of the households in the United States and Canada. @Home also provides broadband Internet services to businesses over both the cable television infrastructure and digital telecommunications lines.

  The Company's primary offering, the @Home service, allows residential subscribers to connect their personal computers via cable modems to a high-speed Internet backbone network developed and managed by the Company. This service enables subscribers to receive the "@Home Experience," which includes Internet service over HFC cable at peak transmission speeds over 100 times faster than typical dial-up connections, "always on" connection and rich multimedia programming through its broadband Internet portal. The technology foundation of the @Home Experience is the Company's scalable, distributed, intelligent network architecture (the "@Home Broadband Network"), a "parallel Internet" that optimizes traffic routing, improves security and consistency of service, and facilitates end-to-end network management, enhancing the Company's ability to address performance bottlenecks before they affect the user experience.

  The Company's @Media group has established the @Home launch screen (the "@Home Portal") as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. To date, the @Home Experience has generated greater page views per subscriber than are reported by the leading narrowband Internet portal companies. The @Media group works with content providers to facilitate the creation of rich multimedia broadband content delivered through the @Home Portal and to facilitate online transactions and services for @Home subscribers. Multimedia content offerings include on-demand video clips from partners such as Bloomberg, CNN Interactive and the National Basketball Association, on-demand music and CD previews provided by the Company's Tune-In service and low-latency multiplayer gaming from SegaSoft. Electronic commerce partners include Amazon.com, the leading online bookseller, SoftwareNow.com, an online software distributor, and Travelocity, a leading online travel site. The @Media group also sells advertising on a CPM basis as well as on a sponsorship basis. The Company had over 30 advertisers in the quarter ended June 30, 1998, including Clorox, Disney, General Motors, Home Box Office, Kraft, MGM, Procter & Gamble, Standard & Poor's, Toyota and Unilever. For businesses, the Company's @Work services provide a platform for Internet, intranet and extranet connectivity solutions and networked business applications over both cable infrastructure and digital telecommunications lines. In order to accelerate deployment of the @Work connectivity and hosting solutions into major U.S. metropolitan areas, the Company has established strategic relationships with TCG, the country's largest CLEC, Northpoint, a provider of DSL services to businesses, and Exodus, a provider of Internet hosting and network management services. By combining the Company's broadband distributed network architecture with cable, telephone and technology relationships, the @Work services provide a compelling platform for nationwide delivery of network-based business applications. The Company has developed this platform at a low incremental cost by leveraging its existing @Home Broadband Network investment. The Company currently provides @Work services to more than 1,000 businesses.

  The Company has entered into distribution arrangements for the @Home service with 15 cable companies in North America whose cable systems pass approximately 57.1 million homes--TCI, Cablevision, Comcast, Cox, Rogers, Shaw, Bresnan, Century, Cogeco, Garden State, Insight, Jones, Lenfest, Marcus and InterMedia. As of June 30, 1998, approximately 7.9 million of these homes were passed by upgraded two-way HFC cable, and the Company believes that the Cable Partners will complete the upgrade of systems passing a majority of their homes within five years. In order to shorten time to market for cable operators, the Company provides a turnkey solution, which includes not only a technology platform and a national brand, but also ongoing marketing, customer service, billing and product development support. The Company has launched the @Home service through its Cable Partners in portions of 35 cities and communities in the United States and Canada and has approximately 147,000 subscribers, including recently acquired Internet subscribers served by Jones and Cogeco that are being converted to the @Home service.

  As part of its strategy to expand into international markets, the Company has entered into agreements for the distribution of the @Home service by CasTel and Palet Kabelcom in the Netherlands and has entered into an agreement in principle with ComTel Limited in the United Kingdom. The Company has also initiated a distribution program with leading consumer electronics retailers, including CompUSA and Computer City, to facilitate the sale of the @Home service and cable modems compliant with DOCSIS. In addition, the Company is working with CableLabs to develop standards for advanced digital set-top boxes to provide broadband Internet access via television sets and to accelerate transformation of the Internet into a mass medium. TCI has entered into a non-binding memorandum of understanding with General Instrument for the purchase of up to 11 million advanced digital set-top boxes and has selected @Home to develop software and provide integration services for this platform.

                                 RECENT EVENTS

  On June 24, 1998, TCI and AT&T announced that they had signed a definitive merger agreement pursuant to which AT&T will acquire TCI. AT&T has announced that it currently intends to combine following the merger TCI's cable, telecommunications and high-speed Internet businesses, including TCI's controlling equity interest in the Company with AT&T's consumer businesses to form AT&T Consumer Services, which will provide a broad set of consumer communications services, including local, long distance, wireless and international communications, cable television and dial-up and high-speed Internet access services under the AT&T brand name. In announcing the merger, AT&T stated its intention to accelerate the upgrade of TCI's cable infrastructure significantly, enabling AT&T to begin providing digital telephony and data services to consumers by the end of 1999. AT&T and TCI anticipate that the merger, which is subject to regulatory and stockholder approvals, will be completed in the first half of 1999. In addition, in July 1998, AT&T acquired TCG.

  The Company believes that AT&T's acquisition of TCG and of TCI's cable, telecommunications and high-speed Internet businesses may benefit the Company by increasing the rate at which TCI's cable facilities will be upgraded to the two-way HFC cable necessary to carry the Company's services, by allowing the Company to utilize the strength of AT&T's brand in marketing the @Home service to consumers and by increasing the potential for cooperation between the Company and TCG. However, these benefits may not be realized. See "Risk Factors--AT&T Acquisition of TCI and TCG."

PRODUCTS AND SERVICES

 @Home Service

  The Company's primary offering is the @Home service, a comprehensive broadband Internet solution that leverages the two-way HFC cable television infrastructure and the Company's technological and programming capabilities to provide the @Home Experience, which the Company believes is the most compelling consumer Internet experience currently available. By connecting via a cable modem to the @Home Broadband Network through the local cable infrastructure, subscribers to the @Home service can achieve peak data transmission speeds of 2 to 5 Mbps (2,000 Kbps to 5,000 Kbps), which is over 100 times faster than the peak data transmission speed of a 28.8 Kbps dial-up modem. This high bandwidth enables compelling multimedia applications, broadband advertising, online commerce and multiplayer games. The @Home service offering also includes standard ISP functionality, including Web page hosting for subscribers, and the ability to create and manage multiple email accounts. The Company also offers the ability to share Internet access across multiple PCs in the home for an additional monthly fee. A critical differentiation of the @Home service is that the two-way cable infrastructure is "always on," providing instantaneous access to the Internet and eliminating the need for a time consuming dial-up procedure using the telephone network.

  The Company's @Media group has established the @Home launch screen as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. The @Home Portal provides the user with access to an array of multimedia content "Channels," powerful tools and

Web-based applications designed specifically to take advantage of the Company's broadband network architecture. The Company believes that the @Home Portal broadens the appeal of online services beyond technology enthusiasts to the mass market by facilitating access to broadband content (such as animated graphics, near-CD-quality audio and video clips) and stimulating persistent usage with timely, dynamic, highly sought-after data streams, as well as by simplifying navigation, increasing the subscriber's knowledge of Internet resources. The @Home Portal is organized around a series of "Channels," which are defined by both topical subjects (such as news, technology, sports or popular culture) and audiences (such as children, game players or shoppers), and which present timely and compelling editorial content. Through the @Home Portal, the Company generates and directs regular audience traffic to @Media and content providers' offerings. The @Home Portal includes a variety of tools to obtain information quickly and easily. For example, the "How Do I" section, which is one click from the @Home Portal, provides users with a variety of step-by-step solutions to such tasks as making plane reservations and checking movie schedules. The service also includes a "Member Services" area where the customer can manage accounts and services via a simple graphical interface. The Company has also recently launched the @Home Assistant, a proprietary @Home software application, which exploits @Home's "always-on" connection to provide "out of browser" one-click access to personalized stock prices, news feeds, local weather, sports scores and dining information. The @Home Experience also permits @Home subscribers to access online services, purchase software and engage in multiplayer gaming and interactive shopping.

  The @Home service is currently offered to consumers in the United States for flat monthly fees generally ranging from $35 to $55, and typically includes a cable modem provided by the Cable Partner. Installation of the @Home service is provided by the Cable Partner at prices generally ranging from $75 to $175. Upon installation, each new subscriber's personal computer is configured for the @Home Experience with @Home client software, which provides access to the @Home Portal. In addition to making the Internet considerably easier to access for consumers, the @Home client software offers advertisers and content providers a rich and consistent client environment for delivering multimedia advertising, content and applications. The @Home client software includes a customized browser from Netscape Communications Corporation ("Netscape") and other high-performance and multimedia software optimized for the @Home Experience. The Company also provides a customized version of Microsoft's Internet Explorer 4.0, thereby giving subscribers a choice of browsers. The Company has also initiated a distribution program with leading consumer electronic retailers, including CompUSA and Computer City, to facilitate the sale of the @Home service and DOCSIS-compliant cable modems.

  The Company is currently developing the capability to deliver the @Home Experience to televisions via set-top boxes connected to the cable infrastructure, and thereby meet the needs of a broader market of non-computer users. According to IDC, there are approximately 282 million television sets compared to approximately 66 million personal computers in United States households. In February 1998, the Company entered into a memorandum of understanding with TCI's NDTC pursuant to which the Company agreed to develop software and provide integration services for TCI's advanced set-top devices that will deliver both digital television and Internet data services. The memorandum of understanding contemplates that @Home will provide Internet connectivity for these devices, supply email accounts via geographically dispersed mail servers and provide overall system management for TCI's email services. @Home also would work with NDTC on the overall software integration related to TCI's advanced digital set-top devices. Completion of the transactions contemplated by the memorandum of understanding is subject to negotiation of a definitive agreement and other conditions, and there can be no assurance such transactions will be consummated. See "Risk Factors--Risks Associated with Joint Development Efforts."

 @Work Services

  For businesses, @Work services provide end-to-end managed connectivity for Internet, intranet and extranet solutions over the cable infrastructure and digital telecommunications lines. In addition, @Work is developing a next generation platform to support networked business applications and other value-added data networking solutions such as server hosting and electronic commerce hosting. In order to accelerate deployment of @Work's connectivity solutions in metropolitan areas throughout the United States, the Company has established a strategic relationship with TCG, the country's largest CLEC, to provide targeted co-location and local telephone circuits for infrastructure and subscriber connectivity. The Company currently offers two services: @Work Internet and @Work Remote.

  @Work Internet. The @Work Internet service delivers dedicated, high-speed, end-to-end managed Internet connectivity to commercial enterprises over digital telecommunications lines and HFC cable. The @Work Internet service offers dedicated access options at peak data transmission speeds ranging from 56 Kbps to 10 Mbps. These solutions are priced competitively vis-a-vis existing alternatives. As of June 30, 1998, the telco-based @Work Internet service was available in 21 metropolitan markets including Boston, Chicago, Denver, Detroit, Los Angeles, New York, Orange County, Philadelphia, Phoenix, San Diego, San Francisco, Seattle, Vancouver and Washington, D.C. At June 30, 1998, the Company was providing @Work Internet services over digital telecommunications lines to over 800 corporate customers.

  In February 1998, the Company and Cox announced the availability of the @Work Internet service via Cox's HFC cable infrastructure in Orange County, Phoenix, and San Diego. Businesses in these markets that are passed by two-way HFC cable can connect directly to the @Work Internet service. The @Work Internet HFC service is a shared bandwidth solution that offers peak data transmission speeds of 2 to 5 Mbps downstream using the @Home Broadband Network. At June 30, 1998, the Company was providing @Work Internet services over HFC to over 200 corporate customers.

  @Work Remote. The @Work Remote Service is the Company's first Virtual Private Networking ("VPN") solution. This solution provides a secure, high-speed method for corporations to extend their Local Area Networks ("LANs") to telecommuters and branch offices via the cable infrastructure. In November 1997, the Company announced a non-exclusive agreement with TCI, Cox and Comcast to develop, deploy and market @Work Remote in areas served by these Cable Partners. The @Work Remote service also includes the network equipment and software needed to connect corporate LANs securely to the @Home Broadband Network via high-bandwidth local telephone circuits. @Work Remote users can gain secure access to all of their corporate LAN resources 24 hours a day, seven days a week. The Company offers VPN capability between branch offices and corporate headquarters.

  The Company's future @Work service offerings will leverage the Company's existing connectivity solutions and its broadband network architecture to deliver more value-added services to commercial customers. @Work expects to introduce enhanced access services that will include increased service level options as well as solutions for companies seeking multiple commercial Internet connections to provide redundancy and load balancing. The Company also plans to develop and deploy hosting services that allow corporate information technology professionals to outsource certain networking tasks. For example, the Company anticipates introducing a variety of commercial shared Web site hosting and co-location services in the third quarter of 1998. To further this goal, the Company entered into an agreement in March 1998 with Exodus, a provider of Internet hosting and network management solutions, to develop and deploy @Work-branded shared server hosting solutions. These hosting solutions will also serve as a platform for outsourced network-based, commercial applications and related management services. In addition, by designing each of its RDCs to include high-availability, high-performance servers and mass storage, the Company believes that it will have the ability to deliver and facilitate next-generation client-server and distributed-object networked business applications. See "Risk Factors--Risks of Technological Change."

 @Media Services and Technologies

  The Company's @Media group has established the @Home Portal as the leading broadband Internet portal, providing a gateway to compelling multimedia and electronic commerce offerings on the Internet. To date, the @Home Experience has generated greater page views per subscriber than are reported by the leading narrowband
Internet portal companies. The @Media group works with content providers to facilitate the creation of rich multimedia broadband content delivered through the @Home Portal and to facilitate online transactions and services for @Home subscribers.

  The Company believes that growth in its subscriber base will be critical to attracting advertisers. In addition to traditional sales and marketing efforts, the Company has developed a variety of compelling programming services delivered through the @Home Portal in order to drive incremental subscriber penetration. In addition to receiving advertising fees, the @Media programming services provide a variety of revenue sources. Examples of @Media programming services include:

  Real-Time News and Entertainment Services. Continuously-updated headlines delivered in the News, Sports and Finance @Home channels, and video clips presenting top stories, sports highlights and movie previews. Current @Media partners include Bloomberg, CNN Interactive and the National Basketball Association.

  Interactive Shopping. Evaluate and purchase goods via an interactive multimedia shopping experience. Current @Media partners include Amazon.com, AutoConnect, BUYDIRECT, N2K, PC Connection, QVC, Realtor.com, Reel.Com and Travelocity.

  High-Speed Multiplayer Gaming. Download and play popular Internet games against other online players, delivered via the @Home Games channel. By combining high speed with very low latency, the @Home Broadband Network provides an excellent environment for high-quality game play. The Company has already co-located game servers on the network backbone and is offering multiplayer online games to @Home subscribers from SegaSoft.

  Digital Audio Services. Near-CD-quality audio on various music, talk and event channels (e.g. jazz, rock and 24-hour sports talk) via the Company's Tune-In service. Users can simultaneously listen to the Tune-In service and browse the Internet. Current @Media partners include Bloomberg Radio, CNET Radio, Net Radio, SportsLine and The DJ.

  Software Purchase with Real-Time Downloading. Purchase and download software titles at speeds substantially faster and with greater reliability than a typical dial-up modem. @Home has partnered with Release Software to create the "SoftwareNow" store. In addition to accelerated download speeds, SoftwareNow.com gives @Home users multiple, unique purchase options including a "Try-Before-Buy" option and rental software.

  Enhanced Search and Directory Services. Leading search and directory services integrated into the @Home Portal. Current @Media partners include Inktomi Corporation ("Inktomi"), a leading provider of search solutions, and Looksmart International Limited, a leading provider of directory services.

  The @Media group offers a series of technologies to assist advertisers and content providers in delivering compelling multimedia advertising and premium services, including replication and co-location. Replication enables the Company's content partners to place copies of their content and applications locally on the @Home Broadband Network, thereby reducing the possibility of Internet bottlenecks at the interconnect points. Co-location allows content providers to co-locate their content servers directly on the @Home Broadband Network. Content providers can then serve their content to @Home subscribers without traversing the congested Internet. For example, CNN and Bloomberg videos are replicated into each of the @Home RDCs. Also, SoftwareNow.com servers are co-located on the @Home backbone to enable faster downloading of software, and multiplayer game servers are co-located to enable low-latency online gaming.

  The @Media group sells advertising through several formats including banners, half-banners, and the "B*box," a broadband audio/video advertising space. With the B*box, advertisers are not constrained by the Web banner paradigm and can broaden their creative presentation using video clips, audio and animation. Advertisers have the ability to enhance their message by using multimedia tools and technologies such as Flash, Quicktime Video and Real Audio. The Company derives advertising revenue on a CPM basis as well as on a sponsorship basis. The Company had over 30 advertisers in the quarter ended June 30, 1998, including Clorox, Disney, General Motors, Home Box Office, Kraft, MGM, Procter & Gamble, Standard & Poor's, Toyota and Unilever. Advertisers have reported response rates (click-throughs) substantially greater than they currently experience with traditional Web banner advertisements. The Company believes that advertisers' ability to present more compelling messages to online users will lead to advertising rates greater than those charged for banner advertising on the Web.

  In addition to revenue derived from advertisements, the Company has established relationships with certain of its interactive shopping and gaming partners whereby the Company participates in the revenues or profits for certain transactions on the @Home Portal. The Company also allows certain of its content partners to sponsor certain content channels for a fee.

THE @HOME BROADBAND NETWORK

  The Company designed the @Home Broadband Network on the premise that sustainable, high-performance Internet access requires a new, scalable architecture to alleviate Internet bottlenecks and to enable true end-to-end network management capabilities. Residential subscribers access the network primarily through high-speed cable modems, which attach to their personal computers via a standard Ethernet connection, while businesses can also connect through CLEC telecommunications networks. The four key principles of the Company's network strategy are moving data closer to the user, end-to-end network management, "always-on" service and scalability.

  Moving Data Closer to the User. The @Home Broadband Network utilizes caching and replication technologies to move the information that a subscriber requests close to the subscriber. Local caching reduces backbone network traffic, enabling the @Home Broadband Network to overcome a fundamental weakness of the Internet--duplicative data transfers. For example, when a subscriber downloads a video clip from a Web site, the user must "pull" data across the Internet from that Web site to the user's ISP and finally to the user's computer. If the user's neighbor requests the same video clip from that Web site, the neighbor must pull the same data across a similar path. In contrast, the Company's approach would move the video clip over its high-speed backbone only once in a given geographic area and retain it in a local cache near the user's home where it could be accessed by every subscriber within that area without retransmission over the backbone. This more cost-effective approach simultaneously improves the end user's performance and reduces traffic volume across the backbone.

  End-to-End Network Management. End-to-end network management is achieved through the Company's proactive network quality, service and performance management systems. The @Home Broadband Network provides visibility from the Company's servers (or content partners' servers) across the backbone and all the way to the subscriber's home. Because the @Home Broadband Network is centrally managed, the Company can dynamically identify and enhance network quality, service and performance, or address issues before they affect the user experience.

  "Always On" Service. The @Home Broadband Network is "always on," unlike switched technologies such as dial-up and ISDN. The user is always connected to the Internet as long as his or her computer and cable modem are on. This eliminates the need for a time-consuming connection process, as with a dial-up service, and changes the way the customer uses the Internet.

  Scalability. The @Home service is architected to be scalable to handle increasing numbers of subscribers without degradation. Although proximate users share high-bandwidth access (much like corporate LANs), which may limit the effective bandwidth that is available to a given subscriber at a given time, this shared connection is particularly efficient and well suited to the sporadic nature of Internet traffic, where browsing tends to consume bandwidth in discrete bursts intermixed with periods of inactivity. As subscriber penetration increases, the cable operator has multiple cost-effective alternatives to increase capacity, including allocating additional 6 MHz channels for the @Home service or reducing the number of subscribers sharing a given bandwidth by adding nodes, with each node serving a smaller number of subscribers over the same fiber-optic infrastructure.

  The primary components of the @Home Broadband Network are the Company's high-speed private national backbone, RDCs, regional networks, headends (including caching servers), network connections and cable modems and the Network Operations Center.

  Private National Backbone. The Company operates its own private national backbone, which consists of a network of high-speed asynchronous transfer mode ("ATM") communications services that the Company leases to connect its RDCs and regional networks with content providers and the Internet. These services currently operate at a speed of 45 Mbps and can be upgraded to 155 Mbps or higher. This backbone can be viewed as a high-speed "parallel Internet" that connects via the Company's routers to the Internet at multiple network access points ("NAPs") with "Tier-One" peering status, which permits the Company to exchange Internet traffic with other nationwide ISPs.

  Regional Data Centers. The RDCs act as service hubs for defined geographic areas, such as major metropolitan areas, providing key services, including email, news groups and chat facilities, to subscribers, managing network performance proactively, replicating content and applications, and providing a cost-efficient infrastructure to cache and multicast data throughout a region and to house local content and subscribers' Web pages. The Company uses "high availability" servers from Sun Microsystems, Inc. ("Sun") in its RDCs for these mission-critical activities. The Company had deployed RDCs in 19 geographic areas as of June 30, 1998. The Company estimates that providing the @Home service throughout North America will require between 40 and 50 RDCs.

  Regional Networks. The regional networks consist of network routers and switches that interconnect the Company's RDCs and its national backbone to multiple cable headend facilities at speeds of 45 Mbps to 155 Mbps. These networks generally take advantage of cable operators' fiber optic infrastructures that are normally used to transport cable television signals from a consolidated master headend facility to other headends within a region. This approach often allows the Company to avoid the high cost of leasing conventional high-speed communication services from local telephone companies when deploying high-speed connectivity in a region.

  Headends. The cable system headends are connected to each RDC through the regional network. In order to move data as close to the subscriber as possible and to avoid repetitive transmission of the same data, the headends employ high-performance caching servers that store frequently accessed content locally, thereby greatly reducing the amount of data transmission (and corresponding transport costs) in higher layers of the network. In addition, local caching servers can compile far more comprehensive usage data than is normally attainable on the Internet, which can be used for network troubleshooting, tuning performance and tailoring the @Home service.

  Network Connections. The last leg of the network connection is from the headend to the consumer over a cable operator's HFC cable system. Multiple fiber optic lines carry the signal from the headend out to cable "nodes" in each neighborhood, which in turn connect through traditional coaxial cable to the home. These fiber optic nodes typically service from 300 to 2,000 homes in a relatively modern cable system. In such a system, each television channel requires 6 MHz of the 450-750 MHz of total system capacity. Downstream transmission of the @Home service utilizes a similar channel. Upstream transmission, however, utilizes a frequency range not used for traditional broadcast by cable systems. This range is more prone to interference than downstream channels, which effectively limits the peak upstream transmission speed.

  Cable Modems. In the home, a cable modem connects to the cable television coaxial wiring and attaches to the user's personal computer via standard Ethernet connections. While peak data transmission speed of a cable modem depends on the specific model and can approach 10-27 Mbps downstream and 0.7-10 Mbps upstream, the performance that subscribers actually experience is often constrained by the capacity of their personal computers, the capacity of the server being accessed, and the type of network architecture utilized. The North American cable industry has adopted a set of interface specifications for hardware and software to support the delivery of data services utilizing interoperable cable modems. The Company believes that these specifications, together with the agreement that the Company entered into with Intel in July 1997 relating to the development of "plug and play" modems, will facilitate the growth of the cable modem industry and the availability of lower cost interoperable cable modems through retail channels. See "Risk Factors--Unproven Network Scalability, Speed and Security" and "--Dependence on Two-Way Cable Modems; New Industry Standard."

  Network Operations Center. The Company provides end-to-end network management through its NOC. The NOC uses advanced network management tools and systems to monitor the network infrastructure on a 24 x 7 basis, enhancing its ability to address performance bottlenecks before they affect the user experience. From the NOC, the Company can manage the @Home Broadband Network from end-to-end, including the backbone, RDCs, regional networks, headend facilities, servers and other components of the network infrastructure to the user's home. See "Risk Factors--Risk of System Failure."

  The Company also utilizes certain key technologies from third parties to build and manage the @Home Broadband Network. In particular, the Company has established strategic relationships with Sun for high availability servers, Silicon Graphics, Inc. ("SGI") for caching servers, Cisco Systems, Inc. for network routing and switching hardware, Sprint for national switched ATM backbone services, Objective Systems Integrators, Inc. for network management software, Tivoli Systems Inc. for systems management software to operate RDCs remotely, Oracle Corporation for advanced database management software, Netscape and Microsoft for server and browser software, Inktomi for proxy and caching software and Software.com for more efficient mail delivery. See "Risk Factors--Risks of Technological Change" and "--Unproven Network Scalability, Speed and Security."

PRODUCT DEVELOPMENT AND ENGINEERING

  The Company's product development and engineering efforts focus on: (i) design and development of new technologies and products to increase the speed and efficiency of the Company's broadband network architecture and to facilitate the development and distribution of high bandwidth content and commercial value-added applications; (ii) adaptation of the Company's network services for use over non-HFC access technologies, such as DSL; and (iii) porting the appropriate components of the @Home Experience to TV-based Internet devices and developing software, email support and related services for these devices. See "Risk Factors--Risks Associated with Joint Development Effort."

  The Company's product development and engineering expenses for the period from March 28, 1995 (inception) to December 31, 1995, the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998 were $1.4 million, $6.3 million, $12.0 million and $7.5 million, respectively.

STRATEGIC DISTRIBUTION RELATIONSHIPS

  Strategic Relationships with North American Cable Partners. The Company has strategic relationships with 15 cable companies whose systems pass approximately 57.1 million homes in North America. Subject to certain exceptions, TCI, Comcast, Cablevision and Cox have granted the Company the exclusive right to offer high-bandwidth residential consumer Internet services over their cable systems until June 4, 2002. Rogers and Shaw have agreed to market and promote the @Home service in Canada on an exclusive basis. The Company's other Cable Partners in North America have entered into agreements to distribute the @Home service on an exclusive basis through certain of their cable systems. The following table sets forth what the Company believes are the approximate number of homes passed by the cable systems of each of the Cable Partners and the principal cities and regions served by their cable systems as of June 30, 1998. See "Risk Factors--No Obligation of Principal U.S. Cable Partners to Carry the Company's Services; Limitations on Their Exclusivity."

                        MILLIONS OF
                           HOMES       PRINCIPAL CITIES AND COMMUNITIES SERVED
 CABLE PARTNER            PASSED       BY CABLE PARTNERS' SYSTEMS
 -------------          -----------    ---------------------------------------
 TCI..................     22.7(1)(2)  Chicago, Dallas, Denver, Hartford,
                                        Miami, Pittsburgh, San Francisco Bay
                                        Area, Seattle and Washington, D.C.
 Comcast..............      7.2        Baltimore, Detroit, Northern New Jersey,
                                        Orange County, Philadelphia and
                                        Sarasota
 Cox..................      5.6(3)     Hampton Roads, Hartford, Las Vegas, New
                                        Orleans, Oklahoma City, Omaha, Orange
                                        County, Phoenix, Providence and San
                                        Diego
 Cablevision..........      5.1(4)     Boston, Cleveland, Long Island and
                                        Southern Connecticut
 Rogers...............      2.8        London, Ottawa, Toronto and Vancouver
 Century..............      2.8        Colorado Springs and Los Angeles
 Jones................      2.4(5)     Independence, Savannah and Washington,
                                        D.C. Area
 Shaw.................      2.0        Calgary, Edmonton, Saskatoon, Victoria,
                                        Windsor and Winnipeg
 Marcus...............      2.0(6)     Fort Worth
 InterMedia...........      1.4(6)     Asheville, Greenville, Nashville and
                                        Spartanburg
 Lenfest..............      1.4        Northern Delaware, Southeastern
                                        Pennsylvania and Southern New Jersey
 Cogeco...............      1.0(5)     Ontario and Quebec
 Insight..............      0.4        Illinois and Indiana
 Garden State.........      0.3        Southern New Jersey
 Bresnan..............      0.1        Michigan
                         -------
  TOTAL...............     57.1
                         =======

--------
(1) TCI has announced the proposed sale or transfer of a number of cable systems to other cable companies or joint ventures, some of which do not currently have distribution arrangements with the Company. Although TCI has informed the Company that it is attempting to cause certain of these cable systems to remain subject to the Exclusivity Obligations, there can be no assurance that these efforts will be successful. See "Risk Factors-- Potential Disposition of Cable Systems by Principal U.S. Cable Partners."

(2) Includes 357,819 homes that TCI anticipates transferring to Cablevision at a later date.

(3) Includes approximately 506,000 homes in Las Vegas that are expected to be transferred to Cox in the fourth quarter of 1998.

(4) Does not include 357,819 homes that TCI anticipates transferring to Cablevision at a later date.

(5) Certain of the homes passed by such Cable Partner's cable systems are not subject to the Exclusivity Obligations.

(6) Represents total homes passed by such Cable Partner's cable systems. The Company has agreements for distribution of its @Home service only with respect to the cities and communities listed, which represent a small portion of the total homes passed.

  Of the 57.1 million homes, approximately 7.9 million were passed by upgraded two-way HFC cable as of June 30, 1998, and the Company believes that the Cable Partners will complete the upgrade of systems passing a majority of their homes within five years. However, certain of the Cable Partners have limited experience with these upgrades, and these investments have placed a significant strain on the financial, managerial, operating and other resources of the Cable Partners, most of which are already highly leveraged, and thus have been, and the Company expects will continue to be, subject to change, delay or cancellation. Although the Company's commercial success depends on the successful and timely completion of these infrastructure upgrades, most of the Cable Partners are under no obligation to the Company to upgrade systems or to roll out, market or promote the Company's services. In addition, most of the Cable Partners have not agreed to any specific schedule for rolling out two-way HFC infrastructure improvements, and most of the Cable Partners are not contractually required to achieve any specific roll-out schedule. See "Risk Factors--Dependence on Cable Partners to Upgrade to Two-Way Cable Infrastructure Necessary to Support the @Home Service; Uncertain Availability and Timing of Upgrades" and "--Potential Disposition of Cable Systems by Principal U.S. Cable Partners."

  As of June 30, 1998, the Company had approximately 147,000 subscribers in the United States and Canada, including recently acquired Internet subscribers served by Jones and Cogeco that are being converted to the @Home service. As of June 30, 1998, Cablevision, Comcast, Cox, InterMedia, Marcus, Rogers, Shaw and TCI had launched the @Home service in portions of the cities and communities set forth in the following table.

       CABLE
       PARTNERS                    CITIES & COMMUNITIES
     ----------------------------------------------------------------------
       CABLEVISION
                    Norwalk, CT
     ----------------------------------------------------------------------
       COMCAST      Atlanta, GA                  Orange County, CA
                    Baltimore, MD                Philadelphia, PA
                    Detroit, MI                  Sarasota, FL
                    Chesterfield, VA
     ----------------------------------------------------------------------
       COX          Hampton Roads, VA            Orange County, CA
                    Hartford, CT                 Phoenix, AZ
                    Oklahoma City, OK            Providence, RI
                    Omaha, NE                    San Diego, CA
     ----------------------------------------------------------------------
       INTERMEDIA   Greenville, SC
                    Nashville, TN
                    Spartanburg, SC
     ----------------------------------------------------------------------
       MARCUS       Fort Worth, TX
     ----------------------------------------------------------------------
       ROGERS       Ottawa, ON
                    Toronto, ON
                    Vancouver, BC
     ----------------------------------------------------------------------
       SHAW         Calgary, AB                  Richmond Hill, ON
                    Edmonton, AB                 Saskatoon, SK
                    Ft. McMurray, AB             Victoria, BC
     ----------------------------------------------------------------------
       TCI          Arlington Heights, IL        Hartford, CT
                    Baton Rouge, LA              Pittsburgh, PA
                    Dallas, TX                   San Francisco Bay Area, CA
                    Denver, CO                   Seattle, WA


  In order to shorten time to market for cable operators, the Company provides a turnkey solution, which includes not only a technology platform, but also a national brand, marketing, customer service and billing. This solution enables the Cable Partners to leverage their respective infrastructures to deliver high-bandwidth interactive data services that represent significant new revenue opportunities. The Company's Cable Partners have the additional opportunity to develop and receive all the revenues derived from local content distributed locally through portions of the @Home Broadband Network to local subscribers. The Cable Partners bear the cost of upgrading and maintaining their cable systems to provide high-speed two-way data transmission, installing the

@Home service in subscribers' homes, procuring the cable modems needed to interface with the @Home Broadband Network and local marketing efforts. See "Risk Factors--Subscriber Growth Risks for the @Home Service."

  Under the current Principal U.S. Cable Partner arrangements, the Company receives 35% of both the basic monthly fees and the fees for premium services, and the Principal U.S. Cable Partner retains the entire installation payment. In Canada, the Company receives a smaller percentage of the monthly subscription fees billed by Rogers, Shaw and Cogeco because Rogers, Shaw and Cogeco are responsible for various costs that are not borne by the Company's Cable Partners in the United States such as the costs of providing additional customer support, data transport within Canada, and marketing and programming.

  In international markets, the Company anticipates that the subscriber pricing and revenue or royalty splits with cable system operators will be different from those that prevail in the United States based on differences in services and content provided by the international cable system operators, data transport costs and regulatory environments. To the extent that the Company offers terms of distribution and other services to international cable system operators that are more favorable than those offered to the four Principal U.S. Cable Partners, these Principal U.S. Cable Partners have the right to obtain such more favorable terms under a "most favored nation" provision in the Master Distribution Agreement entered into by the Principal U.S. Cable Partners and @Home as of October 10, 1997.

  Strategic Relationships with Cable Partners Outside of North America. On July 15, 1998, the Company entered into a Joint Venture Agreement with Edon and MEGA Limburg Telediensten N.V. and N.V. PNEM Teleservices, together acting under the trade name Palet Kabelcom ("Palet Kabelcom") (Edon and Palet Kabelcom are each multi-system cable operators in The Netherlands which together cover approximately twenty percent (20%) of homes served by cable in The Netherlands), to create a Netherlands limited liability company to be known as @Home Benelux B.V. ("@Home Benelux"). @Home Benelux will deliver a customized version of the Company's Internet services to residential cable subscribers in The Netherlands and, later, throughout the Dutch-speaking Benelux territories. In connection with the formation of @Home Benelux, the Company has agreed to license to @Home Benelux its core technologies on an exclusive basis in the Dutch-speaking Benelux territories for a period of seven years commencing on the earlier of June 30, 1999 or the date the Company is first entitled to receive revenue from its 1,000th @Home Benelux subscriber. The Company will also perform certain management services in connection with the start-up and ongoing operations of @Home Benelux. Edon and Palet Kabelcom have each agreed to the exclusive distribution via their cable networks of the Company's Internet services for a similar time period as the @Home Benelux license. @Home Benelux will also seek to expand its penetration of homes served by cable in the Benelux territories by entering into additional exclusive distribution agreements with other multi-system cable operators. The Company believes that @Home Benelux will begin delivery of the Company's services to customers in The Netherlands in the first quarter of 1999.

  Agreement with TCG. The Company has a Master Communications Services Agreement with TCG, the largest CLEC in the United States, which provides high-speed fiber optic telecommunications services to commercial customer sites in 65 metropolitan centers in the United States. Under its agreement with the Company, TCG provides the Company with telecommunications facilities management and network services for the local telecommunications transport requirements of the Company's @Work services. In markets served by TCG networks, TCG provides the Company with (i) the ability to co-locate its equipment within TCG's network distribution facilities and (ii) transport access facilities to and from the co-located equipment, including all services provided completely on TCG's network and services provided through a combination of TCG's network and the network of a third-party local exchange carrier. The agreement provides the Company with such telecommunications services at rates generally at or below those of competing carriers, and the ability to co-locate the Company's RDCs within TCG's network distribution facilities at favorable rates. The Company's access to TCG's fiber optic network and switching infrastructure gives the Company a nationwide opportunity in the commercial marketplace, which the Company believes will accelerate the deployment of the Company's @Work services into major United States markets. In July 1998, AT&T acquired TCG, and there can be no assurance that the Company's favorable relationship with TCG will continue or will provide the anticipated benefits.

  Agreement with Northpoint. In June 1998, the Company entered into an agreement with Northpoint, a wholesale data CLEC that provides DSL access to small and medium sized businesses, whereby Northpoint provides "local loops" that represent an additional last-mile transport option for @Work's Internet access and networking offerings. Northpoint currently offers service in Boston, metropolitan Los Angeles and the San Francisco Bay Area and plans to expand nationally over the next several years. As part of the agreement, the Company will receive engineering and operational support from Northpoint. In addition, the Company will have input into Northpoint's launch plans, and the two companies will jointly fund marketing programs. The Company believes that favorable access to Northpoint's DSL transport services will facilitate @Work's deployment of value-priced dedicated commercial Internet access services aimed at small businesses that historically have relied on dial-up or ISDN access options.

  Agreement with Exodus. In March 1998, the Company entered into an agreement with Exodus, a provider of Internet hosting and network management services, under which Exodus will work with the Company to develop and implement customized, @Work-branded versions of Exodus' server hosting and network management services solutions that leverage Exodus facilities and infrastructure. The Company will market and sell these solutions in conjunction with @Work's connectivity and value-added network applications. Additionally, Exodus has committed to market and resell certain @Work commercial connectivity and value-added application solutions. Exodus and the Company will also work to interconnect their respective networks, allowing the Company to take advantage of Exodus' series of private and public peering relationships. The Company believes that favorable access to these hosting capabilities will accelerate the development and implementation of @Work's network-based applications and other services.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages and positions, are as follows:

          NAME           AGE                           POSITION
          ----           ---                           --------
Thomas A. Jermoluk......  42 Chairman of the Board, President and Chief Executive Officer
David P. Bagshaw........  45 Senior Vice President, @Media Group
Leilani T. Gayles.......  43 Vice President, Human Resources
Dean A. Gilbert.........  41 Senior Vice President and General Manager, @Home Group
Kenneth A. Goldman......  49 Senior Vice President and Chief Financial Officer
Adam Grosser............  37 Vice President, Product Development
Donald P. Hutchison.....  41 Senior Vice President and General Manager, @Work Group
Milo S. Medin...........  35 Senior Vice President and Chief Technology Officer
John L. O'Farrell.......  39 Senior Vice President, International
David G. Pine...........  39 Vice President, General Counsel and Secretary
Robert E. Tomasi, Jr. ..  46 Senior Vice President, Operations
William R. Hearst
 III(1).................  49 Vice Chairman
James L. Barksdale......  55 Director
Joseph W. Cece..........  44 Director
L. John Doerr(2)........  47 Director
Leo J. Hindery, Jr. ....  50 Director
John C. Malone..........  57 Director
Bruce W. Ravenel(1)(2)..  48 Director
Brian L. Roberts........  39 Director
Larry E. Romrell........  58 Director
James R. Shaw...........  40 Director
David M. Woodrow(1).....  52 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  Thomas A. Jermoluk has served as Chairman of the Board, President and Chief Executive Officer of the Company since he joined the Company in July 1996. From 1994 to July 1996, he was President and, from 1992 to July 1996, he was Chief Operating Officer of SGI, a visual computing company. From 1991 to 1994, Mr. Jermoluk was Executive Vice President of SGI, and, from 1988 to 1991, he was Vice President and General Manager of SGI's Advanced System Division. From October 1993 to August 1996, he was a member of the board of directors of SGI. Prior to joining SGI in 1986, Mr. Jermoluk managed a variety of hardware and software development projects at Hewlett-Packard Company and Bell Laboratories. He currently serves on the board of directors of Forte Software, Inc. Mr. Jermoluk holds B.S. and M.S. degrees in Computer Science from Virginia Tech.

  David P. Bagshaw has served as the Senior Vice President and General Manager, @Media Group of the Company since he joined the Company in September 1996. From August 1991 to August 1996, he served as Vice President of Marketing for SGI, where he was responsible for various marketing organizations and activities, including communications, public relations, business development, application developer support and product marketing. From 1987 to August 1991, he served as a product manager and as a director of marketing at SGI. Mr. Bagshaw holds B.S. and M.S. degrees in Mechanical Engineering from Stanford University and an M.B.A. degree from the Stanford University Graduate School of Business.

  Leilani T. Gayles has served as Vice President, Human Resources of the Company since she joined the Company in October 1997. From October 1995 until October 1997, she served as a human resources consultant to a variety of companies. From February 1985 until June 1995, she held various management positions, including Vice President, Human Resources, at Silicon Graphics Computer Systems, a worldwide manufacturer of computer workstations. Previously, Ms. Gayles was employed by Hewlett-Packard Company, a manufacturer of computing and other electronic products. Ms. Gayles holds a B.S. degree in Organization Behavior from the University of San Francisco.

  Dean A. Gilbert has served as Senior Vice President and General Manager, @Home Group of the Company since November 1996 and served as Senior Vice President, Marketing and Sales of the Company from February 1996 to November 1996. From September 1994 to February 1996, he served as President and Chief Executive Officer of Positive Communications, Inc., a provider of paging products and services. From 1991 to September 1994, Mr. Gilbert served as Executive Vice President, Group Operations and from 1989 to 1991 as Senior Vice President, Marketing, Programming and Business Development at KBLCOM, Incorporated, a cable television provider. He holds B.A. and M.A. degrees in Telecommunications from Michigan State University.

  Kenneth A. Goldman has served as Senior Vice President and Chief Financial Officer of the Company since he joined the Company in July 1996. From July 1992 to July 1996, he was Senior Vice President and Chief Financial Officer of Sybase, Inc., a database software and services company. From 1989 to July 1992, Mr. Goldman was Vice President of Finance and Administration and Chief Financial Officer at Cypress Semiconductor Corporation. From 1983 to 1989, he was Vice President and Chief Financial Officer of VLSI Technology, Inc. Mr. Goldman serves on the board of directors of Global Village Inc. He holds a B.S. degree in Electrical Engineering from Cornell University and an M.B.A. degree from the Harvard University Graduate School of Business.

  Adam Grosser has served as Vice President, Product Development of the Company since he joined the Company in February 1997. Prior to that time, Mr. Grosser was the President and Chief Executive Officer of Catapult Entertainment, Inc., a provider of networking services for personal computers and console video games that he co-founded in April 1994 and sold in November 1996. From August 1992 to April 1994, Mr. Grosser was the Senior Vice President of New Media at Sony Pictures. From August 1990 to August 1992, he was the General Manager of the New Media Group at LucasArts Entertainment. Mr. Grosser holds B.A., M.A. and M.B.A. degrees from Stanford University.

  Donald P. Hutchison has served as Senior Vice President and General Manager of the Company's @Work Group since he joined the Company in February 1997. Prior to that time, he served as Senior Vice President, Strategic Partnerships from March 1996 to November 1996, Senior Vice President, Sales from August 1995 to March 1996 and Vice President, Sales and Marketing from May 1994 to August 1995 of Netcom On-Line Communications Services, Inc., an Internet access service provider. From 1989 to May 1994, Mr. Hutchison was Director of Sales and Marketing at TAU Corporation, a digital video imaging company. From 1987 to 1989, he was Director of Sales and Business Planning for Pixar Animation Studios, and, prior to that time, he held various sales and management positions with Prime Computer and Data General Corporation. Mr. Hutchison holds a B.A. in Business Economics from the University of California at Santa Barbara and an M.B.A. degree from Loyola Marymount University.

  Milo S. Medin has served as Senior Vice President and Chief Technology Officer of the Company since March 1998. Prior to March, Mr. Medin served as the Company's Vice President, Networks from the time he joined the Company as its founder in June 1995. From 1985 to June 1995, he was employed at the NASA Ames Research Center ("NASA Ames"), where he was responsible for a variety of wide area networking projects, including the use of Internet technology to interconnect NASA facilities and researchers at over 200 sites in 16 countries. In 1989, Mr. Medin developed the architecture for the first Internet interconnect at NASA Ames, linking the major government backbones together. He also managed the National Research and Education Network project at NASA Ames, which, in concert with the United States Department of Energy, deployed the first non-experimental 155 Mbps Internet backbone using switched ATM services to interconnect supercomputing and data archive facilities across the United States. Prior to joining NASA, he was employed by Science Applications Inc. as a programmer for defense program activities at the Lawrence Livermore National

Laboratory and at the Los Alamos National Laboratory. In addition, Mr. Medin has been active in the development of Internet routing protocols and standards, primarily in the Internet Engineering Task Force, the leading Internet development and standards organization, for more than 10 years. He studied Computer Science at the University of California at Berkeley.

  John L. O'Farrell has served as Senior Vice President, International of the Company since he joined the Company in April 1997. From August 1995 to April 1997, he was President of U S WEST Interactive Services, Inc., an Internet content development company. From May 1994 to August 1995, he was Vice President, Corporate Strategy of U S WEST, Inc., a telephone and cable network operator, and, from March 1992 to May 1994, he was Executive Director, Corporate Strategy of U S WEST, Inc. Before joining U S WEST, Inc., he held general management, marketing and consulting positions in the United States and Europe with Telecom Ireland (Ireland), Booz, Allen & Hamilton (U.S.), the Commission of European Communities (Luxembourg), Digital Equipment Corporation and Siemens AG (both Germany). Mr. O'Farrell holds a B.E.E. degree from University College Dublin, Ireland and an M.B.A. degree from the Stanford University Graduate School of Business.

  David G. Pine has served as Vice President and General Counsel of the Company since he joined the Company in April 1996 and as secretary of the Company since July 1996. From July 1990 to March 1996, he served as Vice President, General Counsel and Secretary for Radius Inc., a manufacturer of Macintosh computer peripherals. Before that, Mr. Pine was in private practice with Fenwick & West LLP. Mr. Pine holds an A.B. degree in Government from Dartmouth College and a J.D. degree from the University of Michigan
Law School.

  Robert E. Tomasi, Jr. has served as the Company's Senior Vice President, Operations since he joined the Company in November 1997. From November 1996 to November 1997, he served as Chief Operating Officer of Best Internet Communications, Inc., an Internet services organization specializing in Web hosting. From November 1994 to November 1996, Mr. Tomasi served as Vice President Operations of Netcom. Prior to that, Mr. Tomasi spent sixteen years in various management positions at British Telecommunications ("BT"), a telecommunications provider. As Vice President of Operations for BT, he directed the domestic and international expansion of Tymnet Data Network, and had responsibility for global operations, customer service and technical support. He also served as General Manager of BT's Custom Data Networks business in London, England. Mr. Tomasi holds a B.S. degree in Electrical Engineering, Computer Systems from the New Jersey Institute of Technology.

  William R. Hearst III has been a director of the Company since August 1995 and has served as Vice Chairman of the Board of Directors since July 1996. He has been a general partner of Kleiner Perkins Caufield & Byers ("KPCB"), a venture capital firm, since January 1995. From May 1995 to July 1996, he was the founding Chief Executive Officer of the Company. Before joining KPCB, Mr. Hearst was editor and publisher of the San Francisco Examiner for ten years. He is a Fellow of the American Association for the Advancement of Science and Technology and a Trustee of the Carnegie Institute in Washington, D.C. and the California Academy of Sciences. Mr. Hearst serves on the board of directors of Preview Travel, Inc. and Hearst Argyle Television, Inc. Mr. Hearst holds an A.B. degree in Mathematics from Harvard University.

  James L. Barksdale has been a director of the Company since August 1995. He has been President and Chief Executive Officer of Netscape, an Internet software company, since January 1995. He has served as a director of Netscape since October 1994. From January 1992 to January 1995, Mr. Barksdale served as President and Chief Operating Officer, and, as of September 1994, the Chief Executive Officer, of AT&T Wireless Services (formerly, McCaw Cellular Communications, Inc.), a cellular telecommunications company. From April 1983 to January 1992, he served as Executive Vice President and Chief Operating Officer of Federal Express Corporation. From 1979 to 1983, Mr. Barksdale served as Chief Information Officer of Federal Express Corporation. He also held various management positions, including Chief Information Officer, with Cook Industries, Inc., during the mid-1970s and was employed by International Business Machines Corporation from

1965 to 1972. Mr. Barksdale serves on the boards of directors of 3Com Corporation, Robert Mondavi Corp. and Network Computer, Inc. He holds a B.S. degree in Business Administration from the University of Mississippi.

  Joseph W. Cece has been a director of the Company since May 1998. He has been Senior Vice President, Strategic Planning of Cablevision since February 1996. From January 1994 to February 1996, he served as President and Chief Operating Officer of Cablevision Lightpath, Inc., and from September 1993 to January 1994, he served as Vice President, New Business of Cablevision. From October 1988 to August 1993, Mr. Cece served as President and Publisher of T.V. Guide.

  L. John Doerr has been a director of the Company since August 1995. He has been a general partner of KPCB since September 1980. Prior to joining KPCB, Mr. Doerr was employed by Intel Corporation for five years. He serves on the boards of directors of Amazon.com, Inc., Intuit Inc., Netscape, Platinum Software Corporation, Shiva Corporation and Sun Microsystems, Inc. Mr. Doerr holds B.S.E.E. and M.E.E. degrees from Rice University and an M.B.A. degree from the Harvard University Graduate School of Business.

  Leo J. Hindery, Jr. has been a director of the Company since October 1997. He has served as the President and Chief Operating Officer of TCI, a cable systems company, since March 1997. Mr. Hindery has served as a director of TCI since May 1997 and has served as Chairman of the Board of TCI Music, Inc. since January 1997. He has served as President and Chief Executive Officer of TCI Communications, Inc. ("TCIC") since March 1997 and has served as President and Chief Executive Officer of TCI Pacific Communications, Inc. ("TCI Pacific") since September 1997. Mr. Hindery has served as a director of TCIC since March 1997 and has served as a director of TCI Pacific since September 1997. In addition, he is President, Chief Executive Officer and/or a director of many of TCI's subsidiaries. Mr. Hindery was previously founder, Managing General Partner and Chief Executive Officer of InterMedia Partners, a cable TV operator, and its affiliated entities from 1988 until March 1997. He was a director of DMX, Inc. from May 1996 to July 1997. Mr. Hindery also is a director of Tele-Communications International, Inc., United Video Satellite Group, Inc. TCI Satellite Entertainment, Inc., Cablevision Systems Corporation and Lenfest Communications, Inc.

  John C. Malone has been a director of the Company since April 1997. He has served as Chairman of the Board of TCI since November 1996 and has served as Chief Executive Officer of TCI since August 1994. Dr. Malone was also President of TCI from August 1994 through March 1997. He served as Chief Executive Officer of a predecessor of TCI from March 1992 to August 1994 and as President of such predecessor company from 1973 to August 1994. Dr. Malone has been a director of TCI and its predecessors since 1973. Dr. Malone also serves on the boards of directors of Tele-Communications International, Inc., TCI Satellite Entertainment, Inc., BET Holdings, Inc., Cablevision Systems Corporation, Lenfest Communications, Inc., TCI Pacific and the Bank of New York Company, Inc. He holds a B.S. degree in Electrical Engineering and Economics from Yale University and a M.S. degree in Industrial Management and a Ph.D. in Operations Research from Johns Hopkins University.

  Bruce W. Ravenel has been a director of the Company since August 1995. Since March 1998, he has served as Executive Vice President-Interactive Ventures of TCIC. From January 1996 to March 1998, he has served as President and Chief Executive Officer of TCI.NET, Inc. and Senior Vice President of TCIC, both wholly owned subsidiaries of TCI, where he has been responsible for all Internet-related business activities of TCI. From March 1994 to January 1996, Mr. Ravenel was Senior Vice President and Chief Operating Officer of TCI Technology Ventures, Inc., a division of TCI. From March 1992 to March 1994, he served as Vice President of TCI Technology, Inc. Mr. Ravenel holds a B.A. degree in Economics from the University of Colorado.

  Brian L. Roberts has been a director of the Company since August 1996. He has served as President of Comcast since February 1990 and as a director of Comcast since 1987. Prior to becoming President, Mr. Roberts spent eight years in various management positions with Comcast. Mr. Roberts also serves as Vice President and a director of Sural Corporation, a privately-held investment company, and as a director of Comcast UK Cable Partners Limited. Mr. Roberts holds a B.S. degree in Finance from the Wharton School of Finance of the University of Pennsylvania.

  Larry E. Romrell has been a director of the Company since August 1995. He has served as Executive Vice President of TCI since January 1994 and Executive Vice President and Chief Executive Officer of TCI Business Alliance and President of TCI Technology Ventures, Inc. from September 1994 to October 1997. From 1991 to October 1994, Mr. Romrell was Senior Vice President of TCIC. He serves on the boards of directors of General Communication, Inc., TCG and United Video Satellite Group, Inc.

  James R. Shaw has been a director of the Company since July 1998. He has served as President and Chief Operating Officer of Shaw since November 1995, and from 1982 to November 1995, he held other management positions with Shaw. Mr. Shaw is the Chairman of Vision.com, a strategic alliance of Canadian cable television companies, and is a Director of CableLabs, a North American cable television research organization.

  David M. Woodrow has been a director of the Company since August 1996. He has served as Senior Vice President of Broadband Services for Cox since April 1994. Mr. Woodrow joined Cox in 1982 as Director, Business Development, and was promoted to Western Regional Manager in 1984, to Vice President and General Manager of Cox Cable Santa Barbara, Inc. in 1985 and to Senior Vice President, Operations in 1989. Prior to joining Cox, he was employed by the Technology Components Group of Exxon Enterprises from 1976 to 1982 and by Pitney Bowes, Inc. from 1970 to 1976. Mr. Woodrow serves on the board of directors of TCG. He holds B.S. and M.S. degrees in Mechanical Engineering from Purdue University and an M.B.A. degree from the University of Connecticut.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of June 30, 1998 and as adjusted to reflect the sale of the 2,500,000 shares of Series A Common Stock offered hereby by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each director of the Company; (iii) the Company's Chief Executive Officer and each of the Company's five other most highly compensated executive officers during 1997; and (iv) all directors and executive officers of the Company as a group.

                                                            PERCENTAGE OF     PERCENTAGE OF
                                                            COMMON STOCK       VOTE OF ALL
                           NUMBER OF SHARES BENEFICIALLY    BENEFICIALLY    SERIES OF COMMON
                                     OWNED(1)                   OWNED             STOCK
                          ------------------------------- ----------------- -----------------
                                                                    AFTER             AFTER
                                                           BEFORE  OFFERING  BEFORE  OFFERING
NAME OF BENEFICIAL OWNER   SERIES A   SERIES B  SERIES K  OFFERING    (2)   OFFERING    (2)
------------------------  ---------- ---------- --------- -------- -------- -------- --------
TCI(3)..................  31,060,000 15,400,000        --   39.1%    38.9%    71.9%    71.5%
Comcast(4)..............  14,557,300         --        --   12.2     12.0      5.7      5.6
Cox(5)..................  14,557,300         --        --   12.2     12.0      5.7      5.6
Cablevision(6)..........  10,946,936         --        --    8.4      8.3      4.1      4.0
KPCB(7).................          --         -- 6,438,830    5.4      5.3      2.5      2.5
Thomas A. Jermoluk(8)...   2,801,000         -- 1,000,000    3.2      3.1      1.5      1.5
Rogers(9)...............   1,761,286         --        --    1.5      1.4        *        *
Shaw(10)................   1,622,395         --        --    1.4      1.3        *        *
William R. Hearst
 III(11)................     585,499         --        --      *        *        *        *
Milo S. Medin(12).......     563,000         --        --      *        *        *        *
Kenneth A. Goldman(13)..     421,000         --        --      *        *        *        *
Donald P. Hutchison(14).     348,000         --        --      *        *        *        *
L. John Doerr(15).......     345,481         --        --      *        *        *        *
David P. Bagshaw(16)....     341,000         --        --      *        *        *        *
Dean A. Gilbert(17).....     320,524         --        --      *        *        *        *
James L. Barksdale(18)..      84,786         --        --      *        *        *        *
John C. Malone(19)......      23,000         --        --      *        *        *        *
David M. Woodrow(20)....       9,750         --        --      *        *        *        *
Bruce W. Ravenel(21)....       5,000         --        --      *        *        *        *
Brian L. Roberts(22)....       2,500         --        --      *        *        *        *
Joseph W. Cece(23)......          --         --        --     --       --       --       --
Leo J. Hindery, Jr.(24).          --         --        --     --       --       --       --
Larry E. Romrell(25)....          --         --        --     --       --       --       --
James R. Shaw(26).......          --         --        --     --       --       --       --
All directors and
 executive officers as a
 group (22 persons)(27).   6,524,541         -- 1,000,000    6.3%     6.2%     2.9%     2.9%

--------
*  Less than 1% of the Company's outstanding Common Stock.
 (1) Percentage ownership is based on 118,898,344 shares of Common Stock outstanding as of June 30, 1998, and 121,398,344 shares outstanding after the offering. All shares subject to options and warrants exercisable within 60 days after June 30, 1998 are deemed to be beneficially owned by the person or entity holding such options or warrants and to be outstanding solely for calculating such person's or entity's percentage ownership. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (2) Assumes the Underwriters' over-allotment option to purchase up to 375,000 shares of Series A Common Stock is not exercised.
 (3) Represents shares of Series A Common Stock and Series B Common Stock held by TCI Internet Holdings, Inc., a wholly owned subsidiary of TCI. TCI disclaims beneficial ownership of all shares held by Dr. Malone and Mr. Ravenel. It is expected that TCI will purchase 800,000 shares of the Series A Common Stock offered hereby, and the "After Offering" percentages reflect this expected purchase. The address of TCI is 5619 DTC Parkway, Englewood, Colorado 80111.
 (4) Represents shares of Series A Common Stock held by Comcast PC Investments, Inc., a wholly owned subsidiary of Comcast. Comcast disclaims beneficial ownership of all shares held by Mr. Roberts. The address of Comcast is 1500 Market Street, 35th Floor, Philadelphia, Pennsylvania 19102.
 (5) Represents shares of Series A Common Stock held by Cox@Home, Inc., a wholly owned subsidiary of Cox. Cox disclaims beneficial ownership of all shares held by Mr. Woodrow. The address of Cox is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.
 (6) Represents warrants to purchase 10,946,936 shares of Series A Common Stock. Of these shares, 10,231,298 are immediately exercisable and the balance will become exercisable as and to the extent certain Connecticut cable systems are transferred to Cablevision from TCI and its controlled affiliates. The address of Cablevision is One Media Crossways, Woodbury, New York 11797.

 (7) Represents 6,116,890 shares of Series K Common Stock held by Kleiner Perkins Caufield & Byers VII ("KPCB VII") and 321,940 shares of Series K Common Stock held by KPCB Information Sciences Zaibatsu Fund II ("KPCB Info."). KPCB VII and KPCB Info. disclaim beneficial ownership of all shares held by Messrs. Doerr and Hearst outside of these funds. The address of KPCB VII and KPCB Info. is Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, California 94025.
 (8) Mr. Jermoluk is the Company's Chairman of the Board, President and Chief Executive Officer. Of these shares, 1,562,500 were subject to repurchase at June 30, 1998.
 (9) Represents 1,420,000 shares of Series A Common Stock and currently exercisable warrants to purchase 341,286 shares of Series A Common Stock held by Rogers, a wholly owned subsidiary of Rogers Communications, Inc.
(10) Represents 1,100,000 shares of Series A Common Stock and currently exercisable warrants to purchase 522,395 shares of Series A Common Stock held by Shaw, a wholly owned subsidiary of Shaw Communications, Inc.
(11) Mr. Hearst, the Company's Vice Chairman of the Board, is a general partner of KPCB, which is the general partner of the general partner of KPCB VII and KPCB Info. Mr. Hearst disclaims beneficial ownership of the shares held by KPCB VII and KPCB Info.
(12) Mr. Medin is the Company's Senior Vice President and Chief Technology Officer. Of these shares, 149,040 were subject to repurchase at June 30, 1998.
(13) Mr. Goldman is the Company's Senior Vice President and Chief Financial Officer. Of these shares, 233,751 were subject to repurchase at June 30, 1998.
(14) Mr. Hutchison is the Company's Senior Vice President and General Manager, @Work Group. Of these shares, 266,667 were subject to repurchase at June 30, 1998, and 25,000 were subject to options that are exercisable on August 30, 1998 but, if exercised, 18,750 are subject to repurchase.
(15) Mr. Doerr, a director of the Company, is a general partner of KPCB, which is the general partner of the general partner of KPCB VII and KPCB Info. Of the shares of Series A Common Stock reported by Mr. Doerr, 133,763 are held in trusts for which Mr. Doerr disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. Mr. Doerr disclaims beneficial ownership of the shares held by KPCB VII and KPCB Info.
(16) Mr. Bagshaw is the Company's Senior Vice President and General Manager, @Media Group. Of these shares, 243,450 were subject to repurchase at June 30, 1998, and 25,000 were subject to options that are exercisable on August 30, 1998 but, if exercised, 18,750 are subject to repurchase.
(17) Mr. Gilbert is the Company's Senior Vice President and General Manager, @Home Group. Of these shares, 182,864 were subject to repurchase at June 30, 1998, and 50,000 were subject to options that are exercisable on August 30, 1998 but, if exercised, 37,500 are subject to repurchase.
(18) Mr. Barksdale, a director of the Company, is the President and Chief Executive Officer of Netscape.
(19) Mr. Malone, a director of the Company, is Chairman and Chief Executive Officer of TCI. Mr. Malone disclaims beneficial ownership of the shares held by TCI.
(20) Mr. Woodrow is the Senior Vice President of Broadband Services of Cox and serves as its designee as a Series B Director of the Company. Mr. Woodrow disclaims beneficial ownership of the shares held by Cox.
(21) Mr. Ravenel is Executive Vice President Interactive Ventures of TCIC and serves as TCI's designee as a Series B Director of the Company. Mr. Ravenel disclaims beneficial ownership of the shares held by TCI.
(22) Mr. Roberts is the President of Comcast and serves as its designee as a Series B Director of the Company. Mr. Roberts disclaims beneficial ownership of the shares held by Comcast.
(23) Mr. Cece, a director of the Company, is Senior Vice President, Strategic Planning of Cablevision. Mr. Cece disclaims beneficial ownership of the shares held by Cablevision.
(24) Mr. Hindery is President and Chief Operating Officer of TCI and serves as its designee as a Series B Director of the Company. Mr. Hindery disclaims beneficial ownership of the shares held by TCI.
(25) Mr. Romrell is Executive Vice President of TCI and serves as its designee as a Series B Director of the Company. Mr. Romrell disclaims beneficial ownership of the shares held by TCI.
(26) Mr. Shaw, a director of the Company, is President and Chief Operating Officer of Shaw. Mr. Shaw disclaims beneficial ownership of the shares held by Shaw.
(27) Includes all of the shares shown in the table and an additional 674,001 shares of Series A Common Stock held by four other executive officers. Of these shares, 459,618 were subject to repurchase at June 30, 1998, and 55,000 were subject to options that are exercisable at August 30, 1998, but, if exercised, 41,250 are subject to repurchase.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., BT Alex. Brown Incorporated and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective numbers of shares of Series A Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Series A Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated.................................................    460,000
   Morgan Stanley & Co. Incorporated.................................    460,000
   Goldman, Sachs & Co. .............................................    460,000
   BT Alex. Brown Incorporated.......................................    460,000
   Hambrecht & Quist LLC.............................................    460,000
   Cazenove Incorporated.............................................     50,000
   ING Barings Furman Selz LLC.......................................     50,000
   TD Securities (USA) Inc. .........................................     50,000
   Wit Capital Corporation...........................................     50,000
                                                                       ---------
        Total........................................................  2,500,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Series A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $1.38 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share to certain other dealers. After the public offering, the public offering price, concession and discount may be changed. It is expected that TCI will purchase 800,000 shares of the Series A Common Stock offered hereby.

  The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Series A Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Series A Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Series A Common Stock to be purchased by it shown in the above table is of the 2,500,000 shares of Series A Common Stock initially offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.

  Until the distribution of the Series A Common Stock is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Series A Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Series A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Common Stock.

  If the Underwriters create a short position in the Series A Common Stock in connection with the offering (i.e., if they sell a greater number of shares of Series A Common Stock than is set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing shares of Series A Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In connection with this offering, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Series A Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market markers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed (or such related security).

  The Company, the directors and executive officers of the Company, the Principal U.S. Cable Partners and certain other stockholders of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file or cause to be filed a registration statement under the Securities Act with respect to, any shares of Series A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for 90 days after the date of this Prospectus (for the Company) or until October 19, 1998 (for the other individuals and entities), without the prior written consent of Merrill Lynch, except that the Company may, without such consent, grant options pursuant to its benefit plans or issue shares of Series A Common Stock upon exercise of options currently outstanding.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Series A Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Fenwick & West LLP holds an option to purchase 18,750 shares of Series A Common Stock of the Company. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of At Home Corporation appearing in At Home Corporation's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements, and other information with the Commission. Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and Seven World Trade Center, Suite 1300, New York, New York. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Series A Common Stock is listed on the Nasdaq National Market. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Series A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Series A Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   6
Use of Proceeds............................................................  16
Dividend Policy............................................................  16
Price Range of Series A Common Stock.......................................  16
Business...................................................................  17
Management.................................................................  29
Principal Stockholders.....................................................  34
Underwriting...............................................................  36
Legal Matters..............................................................  37
Experts....................................................................  37
Available Information......................................................  38

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                                2,500,000 SHARES


                            [LOGO OF @HOME NETWQRK]

                             SERIES A COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                                ---------------

                              GOLDMAN, SACHS & CO.

                                 BT ALEX. BROWN

                               HAMBRECHT & QUIST


                                AUGUST 12, 1998

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